**PART II**

**OFFERING MEMORANDUM DATED MAY 16, 2023**



Ampere Technologies, Inc.
8 The Green, Ste. A
Dover, Delaware 19901
https://ampere.shop

**SPV Interests Representing**
**Up to $1,235,000 of Class B Non-Voting Common Stock**

**Minimum Investment Amount: $500**

Ampere Technologies, Inc. is offering up to $1,235,000 worth of Class B Non-Voting Common Stock (the "Offered Shares"). The investment will be made through Ampere Technologies CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). The company must reach its Target Amount of $25,000 by April 17, 2024, the end date of the offering (the "Offering Deadline").* Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering by April 17, 2024, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

DealMaker Securities LLC (the "Intermediary"). All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an unaccepted investment commitment until up to 48 hours prior to Offering Deadline, or such earlier time as the company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the company's offer to sell the Offered Shares at any time for any reason.

*As of the date of this Offering Memorandum, the Company has already reached the Target Amount.*

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

*In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.*

**TABLE OF CONTENTS**

*In this Offering Memorandum, the term "Ampere," "we", or "the company" refers to Ampere Technologies, Inc. and its consolidated subsidiaries. The term "parent" or "parent company" refers to our parent company, GGTR LLC.*

**THE COMPANY AND ITS BUSINESS**

**Overview**

GGTR, LLC, serves as our parent company and owns 100% of our Class A Voting Stock. Ampere LLC is our wholly owned operating subsidiary. Although we were only organized in the State of Delaware on March 15, 2023, our parent company has been operating since 2019, and our operating subsidiary has been active since 2019 as well. We design, market, and sell consumer electronics and accessories through both traditional (wholesale) retail channels and online (direct-to-consumer, or "DTC"). Our consumer electronics and accessories can be found on our website at www.ampere.shop, on Amazon, and through other channels. The content on the Ampere website is not incorporated by reference into this Offering Circular or any other report or document we file with the SEC.

The SPV, Ampere Technologies CF SPV, LLC, was recently organized and serves solely to hold the securities to be issued by our company and pass through the rights related to those securities. Investments in this offering will be made through the Crowdfunding Issuer, a special purpose investment vehicle exempt from registration under the Investment Company Act.

**Our mission: To make fun, functional tech that people love using every day.**

In 2019, we launched Unravel, our patented 3-in-1 wireless charger. When the COVID pandemic emerged in 2020, we adeptly pivoted into the smart home space by introducing Shower Power, our patent-pending hydro-powered shower speaker.

In 2021, we turned our attention to the outdated eyewear industry, where traditional sunglasses have fixed tint levels and photochromic lenses, which react chemically to light but often change too slowly or at the wrong time. To address these issues and gaps in the market, we launched Dusk, the world's first app-enabled electrochromic smart sunglasses, that allow users to choose the tint of the lenses they want, instantly.

Following Dusk's launch, our revenue experienced a nearly 700% year-over-year growth from 2021 to 2022. As a result, expanding the Dusk line became our top priority. We plan to further develop the Dusk line, including the introduction of Dusk Rx in 2023 – a prescription version of the tint-changing smart sunglasses.

Ampere has gained recognition within the industry as an innovation leader. In 2021, we won a CES Innovation Award for Shower Power. In 2023, we secured two additional CES Innovation Awards – one for Dusk Sport and another for a productivity device called The Traction Timer (not yet released).

**Our products**

Ampere offers consumer electronics and accessories in three verticals: wearables, smart home, and travel tech. The unifying theme that connects all of our products, as emphasized by our tagline, is "fun, functional tech."

The wearables vertical includes:
- Electrochromic smart sunglasses

The smart home vertical includes:
- Hydro-powered shower speakers

The travel tech vertical includes:
- Wireless chargers
- Power banks

- Tech bags
- Charging accessories — adapters, cables, etc.

**The Ampere Difference: Business Model**

We believe that the following factors set Ampere apart from our competition:

- We leverage an agile crowdfunding-launch model to bring innovative consumer tech products to market in a data-driven and capital-efficient manner. This approach accelerates the pace of innovation and serves as a pillar of our marketing strategy.
- Our company focuses on manufacturing products that are not only interesting and innovative, but also genuinely useful. Ampere is committed to delivering high-quality design and manufacturing, ensuring our products enhance the daily lives of our customers.
- We create eye-catching tech that gains traction through viral social media exposure.
- Ampere strives to provide excellent customer service, with a team covering all hours of the day, offering quick response times and effectively addressing customer issues, as evidenced by high customer service satisfaction ratings.
- Our company utilizes extensive data analytics to drive digital advertising, marketing, and product design decisions.
- We adopt an omnichannel approach, with our products sold online through our website, Amazon, and crowdfunding campaigns, as well as via wholesale and retail channels.
- Ampere's team consists of experienced digital marketers and electronics experts.
- Our strong IP portfolio protects the company's technology and designs.
- We are committed to making consumer tech more sustainable.
- Ampere maintains close relationships with our manufacturing partners, both geographically and personally.
- Our company boasts strong gross margins, a high average order value, and low worldwide air shipping costs.
- While our primary market is the USA, Ampere has a global customer base, with sales in over 100 countries.

**Direct to Consumer**

Our Direct-to-Consumer business, encompassing our website Ampere.Shop, Amazon, and product crowdfunding projects launched on Kickstarter.com, Indiegogo.com, and BackerKit.com, accounted for over 90% of our net revenue in 2022. Net Revenues experienced significant growth, increasing to nearly $3 million in 2022 from approximately $340,000 in 2021, representing an almost 700% growth.

This growth is largely due to the launch of Dusk, and we believe several other factors have also contributed:

- Our experienced in-house creative and marketing team has an analytical, data-driven, strategic digital marketing program that leverages new software, platforms, and strategies.
- We have invested in performance marketing and conduct weekly ad testing — adhering to our core value of "test everything and assume nothing."
- We have a comprehensive full-funnel marketing strategy to optimize our sales conversions.
- Our company has actively pursued partnerships and PR initiatives, collaborating with influencers on social media and securing press coverage from top-tier publications.
- We have strategically leveraged content from influencers to enhance our paid social media advertising campaigns.
- Our web store, Ampere.Shop, has been revamped to improve its functionality and user experience.
- We have implemented measures to boost our sales performance on the Amazon platform.
- Our years of crowdfunding experience have been applied successfully to our latest crowdfunding launches, utilizing our agile crowdfunding launch methodology.
- We have established key service provider partnerships to enhance our business operations and growth.

*Net Revenue during the period was $3 million and $340,000 for the 2022 and 2021, respectively. Gross revenue in a Non-GAAP measure.  Gross revenue includes items not typically included in revenue under U.S. GAAP such as amounts related to discounts and returns. See the discussion below in "Financial Statements" regarding non-GAAP financial measures.*

**Wholesale Customers**

In addition to direct-to-consumer sales, Ampere also engages in wholesale distribution of its products. Our wholesale channel, although relatively new, has experienced significant growth – with wholesale net      revenue increasing nearly 500% from $31,517 in 2021 to $175,206 in 2022.

We have established distribution partners in the major geographic regions:
- USA
- UK
- EU
- ME
- APAC

We are in discussions with large potential retailers*:
- Walmart
- Apple
- Decathlon
- Specsavers
- Marks & Spencer

We are also in discussions with key independent optical groups for the Dusk line:*
- Vision Source,
- Krys Group,
- Hakim Group

*We note that these are just discussions, there is no guarantee that these discussions will lead to any agreements on favorable terms (including in a reasonable timeframe) or any agreement at all.

**Target Audience**

Ampere's target audience can be characterized by the following attributes:

- Mostly men
- Mostly ages 25-55 years old
- Anyone who wears sunglasses or glasses

**Manufacturer and Supplier**

GGTR, LLC has an exclusivity agreement with its primary manufacturer for the wearables line (Dusk). This agreement grants GGTR, LLC exclusive rights to all patents and technology related to the Dusk product in the United States, developed by the factory.  See "Intellectual Property" below.

**Fulfillment Facilities**

Ampere relies on third-party logistics partners (3PLs) to fulfill product orders for end customers. We utilize SPNS in Shenzhen, China, and Cobalt in Knoxville, Tennessee, for this purpose. The majority of orders within the United States are fulfilled by Cobalt, while most orders from outside the United States are fulfilled by SPNS.

We work with various freight forwarders, both air and sea, to identify the fastest and most cost-effective methods for shipping products to the warehouses. Our company regularly evaluates demand and shipping costs to consolidate or expand distribution capabilities in other regions worldwide.

**Market Overview**

Below is a brief overview of some of the markets in which we sell our products:

*Global Eyewear Market*

According to recent market research, the global eyewear market was valued at approximately $169 billion in 2022 and is expected to reach a value of over $300 billion by 2030, growing at a CAGR of around 8.4% during the forecast period.

Dusk, is a new entrant into the global eyewear market, which includes various types of eyewear, such as prescription glasses, sunglasses, contact lenses, and protective eyewear.

Dusk's unique selling proposition is the ability for users to control the tint level of their lenses using an app, providing a solution to the problem of changing light conditions while outdoors. Additionally, Dusk's built-in speakers and microphone offer users the ability to listen to music or take phone calls hands-free, further setting the brand apart from traditional eyewear products.

We believe that Dusk is positioned within the premium segment of the eyewear market, appealing to consumers who value innovation, technology, and style. The brand's target market consists of tech-savvy individuals interested in the latest advancements in wearable technology, as well as fashion-conscious consumers willing to invest in high-end eyewear.

Despite being a comparatively new player, we believe that Dusk has the potential to disrupt the traditional eyewear market and capture a significant share of the growing global eyewear industry, particularly with the increasing demand for smart wearable technology.

*Wearables Market*

According to recent market research, the global wearables market was valued at approximately $60 billion in 2022 and is expected to reach a value of over $283 billion by 2030, growing at a CAGR of around 14.6% during the forecast period.

Dusk fits into the global wearables market as a niche product that offers unique features to consumers looking for wearable technology that integrates seamlessly into their daily lives.

The wearables market includes a wide range of devices, such as fitness trackers, smart watches, smart glasses, smart clothing, and earbuds, that provide users with various features, such as monitoring health and fitness, receiving notifications, and controlling other smart devices.

Dusk's unique selling proposition is its electrochromic lenses that can be controlled through an app, allowing users to adjust the tint level to suit changing light conditions. Additionally, Dusk's built-in speakers and microphone offer users the ability to listen to music or take phone calls hands-free, making it a convenient device for those on the go.

While Dusk's features may not be as comprehensive as other wearables, such as smartwatches or fitness trackers, we believe it provides a unique and innovative solution to the problem of changing light conditions while outdoors. Additionally, Dusk's integration with smartphones and other smart devices allows it to provide users with added convenience and utility.

Dusk has the potential to appeal to consumers who prioritize innovation, style, and convenience in their wearable technology.

*Photochromic Lens Market*

The photochromic lens market refers to the industry that produces and sells eyeglass lenses that darken automatically in response to sunlight and UV radiation. Photochromic lenses are also known as transition lenses or adaptive lenses.

According to recent market research, the global photochromic lens market was valued at almost $6 billion in 2022 and is expected to reach a value of over $8 billion by 2028, growing at a CAGR of around 7.1% during the forecast period.

Dusk is a new and innovative type of smart sunglasses that combines the functionality of photochromic lenses with modern technology. While traditional photochromic lenses change their tint in response to UV light, Dusk's electrochromic lenses allow wearers to control the tint level themselves using an app or a button on the frame.

As such, Dusk offers a unique value proposition compared to traditional photochromic lenses. It provides users with more control over their eyewear, allowing them to adjust the tint to their specific needs and preferences. Additionally, Dusk's built-in technology and smart features, such as the ability to take calls and listen to music, offer added convenience and functionality.

In this way, Dusk can be seen as an innovative alternative to traditional photochromic lenses that meets the evolving needs of modern consumers. While the photochromic lens market has been dominated by established players for many years, Dusk presents a fresh and exciting new option for those looking for a more customizable and high-tech experience.

**Competition**

While smart sunglasses brands are on the rise, currently there are no other brands making app-enabled electrochromic smart sunglasses. Therefore, there is no direct competition, and we are currently a market leader in app-enabled electrochromic smart sunglasses.

However, Dusk's main competitors will likely be other companies offering smart sunglasses or photochromic lenses. Some of the most prominent competitors in this space include:

- Ray-Ban: One of the largest and most well-known eyewear brands in the world, Ray-Ban offers a range of photochromic lenses as well as a limited selection of smart sunglasses.

- Oakley: A subsidiary of Luxottica, Oakley offers a range of photochromic lenses and smart sunglasses with advanced features such as voice-activated controls and integrated earbuds.

- Smith Optics: A division of Safilo Group, Smith Optics offers a range of photochromic lenses as well as a small selection of smart sunglasses with features such as Bluetooth connectivity.

- Transitions Optical: A leading provider of photochromic lenses, Transitions Optical offers a range of products designed to meet different consumer needs and preferences.

- Bose: While not a traditional eyewear company, Bose offers a range of audio sunglasses with built-in speakers and other features.

**Employees**

The parent company, GGTR LLC currently has 28 full-time employees and 3 executives, who are contracted to spend 80% of their time on Ampere (finance is contracted to spend 50% of their time and customer service is contracted to spend 100% of their time).  See "Related Party Transaction – Operational Support Services Agreement" below.

**Information Systems**

The company relies on the following information systems:

- Shopify
- Extensiv Order Manager
- Gorgias
- Pipedrive
- Google Email
- Google Drive
- Slack
- Asana
- Quickbooks and Xero
- Northbeam
- Klaviyo, Attentive, Instapage

**Regulation**

The company's imported products are subject to duties, indirect taxes, quotas and non-tariff trade barriers. The company is not materially restricted by quotas or other government restrictions in the operation of its business; however customs duties represent a component of the total product cost. The company makes every effort to manufacture and ship products in a way that saves costs.

**Intellectual Property**

The company and its subsidiary relies on intellectual property to conduct its business. The company's subsidiary relies on patent and trademark license agreements) entered into with the company's parent, pursuant to which the parent has licensed certain intellectual property to the subsidiary for its use. Those agreements cover all the trademarks and patents listed below, as applicable. See "Related Party Transactions" for further details.

GGTR LLC has a strategic partnership with a leading manufacturer of liquid crystal film, Wicue, that gives GGTR LLC exclusivity to their patented technology.

Under the relationship, Wicue shall not produce or supply finished products to any other brand or third party within the product category; Wicue shall not supply "key components" which would enable other brands or third parties to sell exclusive products. The exclusivity agreement is for all eyewear with optical lenses sold in the US. In addition, GGTR LLC has an exclusive agreement for app-enabled tint adjustable eyewear globally.

As part of the agreement, GGTR LLC has agreed to place the Wicue logo on Ampere products, product packaging, and on product webpages that leverage Wicue technology. Additionally, the company must reach an MOQ of 10,000 in the first year of the agreement for the agreement to automatically extend. We can use the technology based on our relationship with GGTR LLC.

As of the date of this Offering Memorandum, the parent has granted the subsidiary a license to use the following patent applications:

| Title | Application No. | Application Date |
|---|---|---|
| Wireless Charging Device | 29/709,653 | October 16, 2019 |
| Multi-Device Wireless Charging Apparatus | 29/869,797 | January 9, 2023 |
| Electrochromic Lenses with Customizable Dimming Experience | 63/381,790 | November 1, 2022 |
| Power Generator for Water Dispersion Device | 63/478,321 | January 3, 2023 |

 As of the date of this Offering Memorandum, the parent has granted the subsidiary a license to use the following patents granted by the United States Patent and Trademark Office:

| Title | Patent No. | Publication Date |
|---|---|---|
| Triangular Wireless Charger | US D885,334 | May 26, 2020 |
| Shower Speaker | US D940,683 | January 11, 2022 |
| Power Bank | US D909,967 | February 9, 2021 |
| Wireless Charger | US D891,367 | July 28, 2020 |

As of the date of this Offering Memorandum, the parent has granted the subsidiary a license to use the following patents granted by the Chinese Government:

| Title | Patent No. | Publication Date |
|---|---|---|
| Wireless Charging Device | ZL 2020301333569 | March 23, 2021 |
| Shower Speaker | ZL 202130282074X | n/a |

As of the date of this Offering Memorandum, the parent has granted the subsidiary a license to use registered trademarks, including the following:

| | |
|---|---|
| **Mark** | DUSK |
| **Application No.** | 305788063 |
| **Country/Territory** | Hong Kong |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Eyewear; Sunglasses; Eyeglasses; Eyewear cases; Battery charging device; Wireless charging device; Waterproof Eyewear; Waterproof Sunglasses; Waterproof Eyeglasses; Anti-reflective lenses; Scratch-proof lenses; Polarized lenses; Polycarbonate lenses; Eyewear frames; Smart Sunglasses; Eyewear with wireless speakers; Eyewear with wireless microphone; App-enabled Eyewear; Wearable global positioning system (GPS); transitional lenses; electrochromic lenses; smart lenses; smart glass for eyewear |

| | |
|---|---|
| **Mark** | DUSK |
| **Application No.** | 1653163 |
| **Country/Territory** | WIPO (Australia, Canada, EU, Japan, Singapore, UK) |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Eyewear; Sunglasses; Eyeglasses; Eyewear cases; Battery charging device; Wireless charging device; Waterproof Eyewear; Waterproof Sunglasses; Waterproof Eyeglasses; Anti-reflective lenses; Scratch-proof lenses; Polarized lenses; Polycarbonate lenses; Eyewear frames; Smart Sunglasses; Eyewear with wireless speakers; Eyewear with wireless microphone; App-enabled Eyewear; Wearable global positioning system (GPS); transitional lenses; electrochromic lenses; smart lenses; smart glass for eyewear |

| | |
|---|---|
| **Mark** | DUSK |
| **Application No.** | 2176087 |
| **Country/Territory** | Canada |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Eyewear; Sunglasses; Eyeglasses; Eyewear cases; Battery charging device; Wireless charging device; Waterproof Eyewear; Waterproof Sunglasses; Waterproof Eyeglasses; Anti-reflective lenses; Scratch-proof lenses; Polarized lenses; Polycarbonate lenses; Eyewear frames; Smart Sunglasses; Eyewear with wireless speakers; Eyewear with wireless microphone; App-enabled Eyewear; Wearable global positioning system (GPS); transitional lenses; electrochromic lenses; smart lenses; smart glass for eyewear |

| | |
|---|---|
| **Mark** | DUSK |
| **Application No.** | 40202207394P |
| **Country/Territory** | Singapore |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Eyewear; Sunglasses; Eyeglasses; Eyewear cases; Battery charging device; Wireless charging device; Waterproof Eyewear; Waterproof Sunglasses; Waterproof Eyeglasses; Anti-reflective lenses; Scratch-proof lenses; Polarized lenses; Polycarbonate lenses; Eyewear frames; Smart Sunglasses; Eyewear with wireless speakers; Eyewear with wireless microphone; App-enabled Eyewear; Wearable global positioning system (GPS); transitional lenses; electrochromic lenses; smart lenses; smart glass for eyewear |

| | |
|---|---|
| **Mark** | DUSK |
| **Application No.** | 90684390 |
| **Country/Territory** | USPTO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Eyewear; Sunglasses; Eyeglasses; Eyewear cases; Battery charging device; Wireless charging device; Waterproof Eyewear; Waterproof Sunglasses; Waterproof Eyeglasses; Anti-reflective lenses; Scratch-proof lenses; Polarized lenses; Polycarbonate lenses; Eyewear frames; Smart Sunglasses; Eyewear with |

| | |
|---|---|
| | wireless speakers; Eyewear with wireless microphone; App-enabled Eyewear; Wearable global positioning system (GPS); transitional lenses; electrochromic lenses; smart lenses; smart glass for eyewear |

| | |
|---|---|
| **Mark** | DUSK |
| **Application No.** | 2259766 |
| **Country/Territory** | Australia |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Eyewear; Sunglasses; Eyeglasses; Eyewear cases; Battery charging device; Wireless charging device; Waterproof Eyewear; Waterproof Sunglasses; Waterproof Eyeglasses; Anti-reflective lenses; Scratch-proof lenses; Polarized lenses; Polycarbonate lenses; Eyewear frames; Smart Sunglasses; Eyewear with wireless speakers; Eyewear with wireless microphone; App-enabled Eyewear; Wearable global positioning system (GPS); transitional lenses; electrochromic lenses; smart lenses; smart glass for eyewear |

| | |
|---|---|
| **Mark** | SHOWER POWER |
| **Registration No.** | 305721318 |
| **Country/Territory** | Hong Kong |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Audio speakers; Waterproof audio speakers; Electronic LED signs; Water temperature gauges |

| | |
|---|---|
| **Mark** | SHOWER POWER |
| **Registration No.** | 2178275 |
| **Country/Territory** | Australia |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Audio speakers; Waterproof audio speakers; Electronic LED signs; Water temperature gauges |

| | |
|---|---|
| **Mark** | SHOWER POWER |
| **Registration No.** | TMA1156549 |
| **Country/Territory** | Canada |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Audio speakers; Waterproof audio speakers; Electronic LED signs; Water temperature gauges |

| | |
|---|---|
| **Mark** | SHOWER POWER |
| **Application No.** | 1590224 |
| **Country/Territory** | WIPO (Designations: Australia, Canada, EU, Japan, Singapore, UK) |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |

| | |
|---|---|
| **Goods & Services** | Audio speakers; Waterproof audio speakers; Electronic LED signs; Water temperature gauges |

| | |
|---|---|
| **Mark** | SHOWER POWER |
| **Application No.** | 40202111183Y |
| **Country/Territory** | Singapore |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Audio speakers; Waterproof audio speakers; Electronic LED signs; Water temperature gauges |

| | |
|---|---|
| **Mark** | SHOWER POWER |
| **Registration No.** | 6740407 |
| **Country/Territory** | USPTO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Audio speakers; Waterproof audio speakers; Electronic LED signs; Water temperature gauges |

| | |
|---|---|
| **Mark** | FULL CIRCLE |
| **Registration No.** | 6089122 |
| **Country/Territory** | USPTO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Wireless chargers; Cell phone battery chargers; Batteries and battery chargers; Wireless power supplies |

| | |
|---|---|
| **Mark** | SIDE POCKET |
| **Registration No.** | 6105659 |
| **Country/Territory** | USPTO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009, 018 |
| **Goods & Services** | IC 009: Computer bags; Bags and cases adapted for holding or carrying wireless chargers; Bags and cases adapted for holding or carrying battery chargers; Bags and cases adapted for holding and carrying electronics, namely, cell phones, batteries, and wireless power supplies<br><br>IC 018: Fanny packs; Fanny packs incorporating rfid technology; Waterproof fanny packs; Weatherproof fanny packs; Travel bags |

| | |
|---|---|
| **Mark** | INSTAOPTIC |
| **Application No.** | 97749042 |
| **Country/Territory** | USPTO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |

| | |
|---|---|
| **Goods & Services** | eyewear; sunglasses; eyeglasses; eyewear frames; smart sunglasses; app-enabled eyewear; transitional sunglass lenses; electrochromic lenses; smart lenses for eyewear; smart glass lenses for eyewear; sensor-activated smart lenses for eyewear; sensor-activated transitional sunglass lenses; sensor for measuring light |

| | |
|---|---|
| **Mark** | AMPERE |
| **Application No.** | 88168089 |
| **Country/Territory** | USPTO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | wireless chargers under 1kw; cell phone battery chargers under 1kw; battery chargers under 1kw |

| | |
|---|---|
| **Mark** | UNRAVEL |
| **Reg No.** | 5768745 |
| **Country/Territory** | USPTO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | wireless chargers; cell phone battery chargers; batteries and battery chargers. |

| | |
|---|---|
| **Mark** | WAKE UP RECHARGED |
| **Reg No.** | 5638096 |
| **Country/Territory** | USPTO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | wireless chargers; cell phone battery chargers; cell phone battery chargers for use in vehicles; mobile phone cases featuring rechargeable batteries; audio speakers; wireless speakers; sound bars; batteries and battery chargers. |

| | |
|---|---|
| **Mark** | HYPERCUBE |
| **Reg No.** | 5638097 |
| **Country/Territory** | USPTO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | wireless chargers; cell phone battery chargers; cell phone battery chargers for use in vehicles; mobile phone cases featuring rechargeable batteries; audio speakers; wireless speakers; sound bars; batteries and battery chargers. |

| | |
|---|---|
| **Mark** | GOGOTORO |
| **Reg No.** | 5642594 |
| **Country/Territory** | USPTO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | cases for mobile phones; carrying cases for cell phones; protective covers and cases for cell phones; carrying cases, holders, protective cases and stands |

featuring power supply connectors, adaptors, speakers and battery charging devices, specially adapted for use with handheld digital electronic devices, namely, cell phones; cell phone battery chargers; cell phone battery charges for use in vehicles; mobile phone cases featuring rechargeable batteries.

| | |
|---|---|
| **Mark** | GGTR |
| **Reg No.** | 5854243 |
| **Country/Territory** | USPTO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | cases for mobile phones; carrying cases for cell phones; protective covers and cases for cell phones; carrying cases, holders, protective cases and stands featuring power supply connectors, adaptors, speakers and battery charging devices, specially adapted for use with handheld digital electronic devices, namely, cell phones; cell phone battery chargers; cell phone battery charges for use in vehicles; mobile phone cases featuring rechargeable batteries. |

| | |
|---|---|
| **Mark** | AMPERE |
| **App No.** | 018539452 |
| **Country/Territory** | EUIPO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009 |
| **Goods & Services** | Sunglasses; app-enabled electrochromic smart sunglasses; cell phone and mobile accessories. |

| | |
|---|---|
| **Mark** | AMPERE |
| **App No.** | UK00003685825 |
| **Country/Territory** | UKIPO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009, 011 |
| **Goods & Services** | Class 009: Wireless chargers under 1kW excluding chargers related to solar energy storage or to electric vehicles; Cell phone battery chargers under 1kW; batteries under 1kWh excluding batteries related to solar energy storage or to electric vehicles; battery chargers under 1kW excluding battery chargers related to solar energy storage or to electric vehicles; speakers; waterproof speakers; electronic LED signs; headphones; water temperature gauges; unglasses; App-enabled Electrochromic Smart Sunglasses; Adapters and cables; Cell phone and Mobile accessories.<br><br>Class 011: LED Lights. |

| | |
|---|---|
| **Mark** | AMPERE |
| **App No.** | 2127020 |
| **Country/Territory** | CIPO |
| **Character/ Design** | STANDARD CHARACTER MARK |
| **International Class(es)** | 009, 011 |

| Goods & Services | Class 009: Generators powered by sun light; solar electricity generators; Wireless chargers under 1kW; Cell phone battery chargers under 1kW; batteries under 1kWh; battery chargers under 1kW; speakers; waterproof speakers; electronic LED signs; headphones; water temperature gauges; Sunglasses; App-enabled Electrochromic Smart Sunglasses; Adapters and cables; Cell phone and Mobile accessories. <br><br> Class 011: LED lights and hydro-electric generators powered by the flow of water |
|---|---|

As of the date of this Offering Memorandum, the parent has granted a license to the subsidiary to use the following unregistered trademarks:

| Common Law Mark | Goods |
|---|---|
| UNRAVEL | Wireless Charger |
| HYPERCUBE | Wireless Charger |
| CELL | Wireless Charger |
| JETPACK | Power Bank |
| REALLY GOOD POWER BANK | Power Bank |
| POWER CUBE | Power Bank |
| SHOWER POWER | Shower Speaker |
| SHOWER POWER PRO | Shower Speaker |
| DROPLET | Shower Speaker |
| DROPLET PRO | Shower Speaker |
| SHOWER POWER REMOTE | Shower Speaker Remote Control |
| DUSK SPORT | Smart Sunglasses |
| DUSK | Smart Sunglasses |
| DUSK LITE | Smart Sunglasses |
| DUSK CHARGING CASE | Smart Sunglass Charging Case |
| SIDEKICK | Tech Bag |
| SIDEPOCKET | Tech Bag |

**Litigation**

On March 23, 2023, PIRS Capital LLC filed a lawsuit against our subsidiary, Ampere LLC seeking $184, 907.01, the entirety of our loan balance, plus attorneys' fees, related to our contract dispute and alleged breaches of covenants in the contract. The company and PIRS Capital LLC have reached an amicable resolution to the matter. On April 11, 2023 PIRS Capital LLC filed a notice to discontinue and the lawsuit has been voluntarily discontinued without prejudice.

As of the date of this offering memorandum, the company is not involved in any other litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

**Property**

The company's parent leases property in Hong Kong and Shenzhen. Pursuant to the terms of the Operational Support Services Agreement between the parent and the subsidiary, the subsidiary will be responsible for 80% of the lease payments of the parent's lease obligations. As of the date of this Offering Memorandum, the subsidiary's monthly lease obligations is approximately $1,027.26 in USD.

**Due Diligence**

Due diligence by CrowdCheck, Inc.



**RISK  FACTORS**

The SEC requires the company to identify risks specific to its business and financial condition. The company is still subject to all the same risks that all companies in its business and the economy are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

**Risks Related to the Company and Its Business**

***The company is currently operating at a net loss.*** The company's wholly owned subsidiary, Ampere, LLC, incurred a net loss of $922,533 and $1,336,075 for the years ended December 31, 2022 and December 31, 2021, respectively. The likelihood of the company's creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its products. There is no assurance that the company will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

***We have an amount of debt which may be considered significant for a company of our size which could adversely affect our financial condition and our ability to react to changes in our business.*** As of December 31, 2022, the company had $1,621,791 in current liabilities and $1,333,185 in long term liabilities. We believe this is an amount of indebtedness which may be considered significant for a company of our size and current revenue base.

Our substantial debt could have important consequences to us. For example, it could:

- make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and acceleration of such indebtedness;
- require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;
- increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;
- place us at a competitive disadvantage to our competitors with proportionately less debt for their size;
- limit our ability to refinance our existing indebtedness or borrow additional funds in the future;
- limit our flexibility in planning for, or reacting to, changing conditions in our business; and
- limit our ability to react to competitive pressures or make it difficult for us to carry out capital spending that is necessary or important to our growth strategy.

Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

***The reviewing CPA has included a "going concern" note in the review report.*** The review report notes that the Company has suffered recurring losses from operations, negative cash flows, and a capital deficiency and that the Company has stated that substantial doubt exists about the Company's ability to continue as a going concern.  We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

***Our financial statements are reviewed and have not been audited by an independent accountant.*** The financial statements in this offering have reviewed and not audited by an independent accountant. Should we undertake an audit of our financial statements as part of any future financing effort, it is likely that our reported results may be different, if not materially different, than what is included in our financial statements in this offering. It is possible that you would make a different investment decision if you were presented with audited financial statements.

***We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.*** Our ability to make scheduled payments on our indebtedness or to refinance our obligations under our debt agreements, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business risk factors we face as described in this section, many of which may be beyond our control. We may not be able to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In the future, our cash flows and capital resources may not be sufficient for payments of interest on and principal of our debt, and such alternative measures may not be successful and may not permit us to meet scheduled debt service obligations. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due.

For example, as of March 31, 2023, we owed our lender, certain lenders an aggregate of approximately $1,115,000 with mature dates ranging from April 8, 2023 to December 27, 2024. If we are in breach of any of these loans, our creditors may have the right to accelerate our payment obligations and we may not have sufficient assets to repay them and we could experience a material adverse effect on our financial condition and results of operations.

***We are past the maturity date on one of our loans.*** We have approximately $140,000 outstanding in aggregate under a Kickfurther loan. The loan was due in full on April 8, 2023. While we continue to make payments with the lender and are confident we will be able to repay this loans with our operating capital, we may not be able to do so.  In that case, the lender may accelerate all amount payable under this loan. Such action could not only deplete our cash but could also impact our ability to obtain credit, including with suppliers, and therefore materially adversely affect our ability to grow our business.

***The company's parent will be entitled to receive fees and expenses in addition to any dividends paid to the shareholders.*** Pursuant to two license agreements between the parent and our wholly owned subsidiary, Ampere LLC, our parent is entitled to receive fees equal to 10% of the subsidiary's gross revenue. Additionally, pursuant to an agreement between the parent and our subsidiary, the parent is entitled to have certain fees and costs reimbursed by the subsidiary. These fees and costs will reduce the amount of cash available to our subsidiary and to us to grow our business.

***If the company cannot raise sufficient capital, it may not succeed.*** The company is offering up to 31,000 shares of Class B Non-Voting Common Stock in this Offering on a best-efforts basis and may not raise the complete amount. Even if the maximum amount is raised, the company will need additional funds in the future to grow. If it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise a substantially lesser amount than the maximum amount it seeks, it will have to find other funding sources for some of the plans outlined in "Use of Proceeds."

***Future fundraising may affect the rights of investors.*** In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as debt securities or loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

***Management discretion as to use of proceeds.*** The company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described in "Use of Proceeds" is an estimate based on the company's current business plan. Further, we are accepting "in kind" investments, which means we will not be receiving cash for all our investments.  The company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

***We use celebrities and influencers.*** We use and pay celebrities and influencers to market our products and improve the profile of our company.  We have provided these individuals guidance as to what they can say, but to the extent their statements, the timing of those statements or their actions are inappropriate, or they have failed to include proper disclosure we may suffer reputational harm and/or have liability with respect to their statements and actions. Either of which can materially adversely affect the company's business, reputation, results of operations and financial condition.

***The company depends on component and product manufacturing and logistical services provided by outsourcing partners, located in China.*** All the company's manufacturing is performed in whole or in part by outsourcing partners located in China. To the extent there are any trade or other tensions between the United States and China our ability to seamlessly design, build, market and sell our products will be negatively impacted. Changes or additions to the company's supply chain require considerable time and resources and involve significant risks and uncertainties. While the company relies on its partners to adhere to its supplier code of conduct, violations of the supplier code of conduct occur from time to time and can materially adversely affect the company's business, reputation, results of operations and financial condition.

Any failure of these partners to perform can have a negative impact on the company's cost or supply of components or finished goods. In addition, manufacturing or logistics in China or transit to final destinations can be disrupted for a variety of reasons, including natural and man-made disasters, information technology system failures, commercial disputes, armed conflict, economic, business, labor, environmental, public health or political issues, or international trade disputes.

***Our business is subject to the risks inherent in global sourcing activities.*** As a company engaged in sourcing on a global scale, we are subject to the risks inherent in such activities, including, but not limited to:

· imposition of additional duties, taxes and other charges or restrictions on imports or exports;

· unavailability of, or significant fluctuations in the cost of, raw materials;

· compliance by us and our independent manufacturers and suppliers with labor laws and other foreign governmental regulations;

· increases in the cost of labor;

· compliance by our independent manufacturers and suppliers with applicable compliance policies;

· compliance with applicable laws and regulations, including other laws and regulations regarding the sourcing of materials in the company's products, the FCPA and other global anti-corruption laws, as applicable, and other U.S. and international regulations and requirements;

· regulation or prohibition of the transaction of business with specific individuals or entities and their affiliates or goods manufactured in certain regions by any government or regulatory authority in the jurisdictions where we conduct business, such as the listing of a person or entity as a Specially Designated National or Blocked Person by the U.S. Department of the Treasury's Office of Foreign Assets Control and the issuance of Withhold Release Orders by the U.S. Customs and Border Patrol;

·   disruptions or delays in shipments whether due to port congestion, other shipping capacity constraints or other factors, which may result in increased inbound freight costs;

·   loss or impairment of key manufacturing or distribution sites;

·   inability to engage new independent manufacturers that meet the company's cost-effective sourcing model;

·   product quality issues;

·   political unrest, including protests and other civil disruption;

·   public health crises, such as pandemic and epidemic diseases, and other unforeseen outbreaks;

·   natural disasters or other extreme weather events, whether as a result of climate change or otherwise;

·   acts of war or terrorism and other external factors over which we have no control.

We are subject to labor laws governing relationships with employees, including minimum wage requirements, overtime, working conditions, and citizenship requirements. Compliance with these laws may lead to increased costs and operational complexity and may increase our exposure to governmental investigations or litigation.

In addition, we require our independent manufacturer and suppliers to operate in compliance with applicable laws and regulations; however, we do not control this manufacturer or suppliers or their labor, environmental or other business practices. The violation of labor, environmental or other laws by an independent manufacturer or supplier, or divergence of an independent manufacturer's or supplier's labor practices from those generally accepted as ethical or appropriate in the U.S., could interrupt or otherwise disrupt the shipment of our products, harm our trademarks or damage our reputation. The occurrence of any of these events could materially adversely affect our business, financial condition and the results of operations.

We are dependent on a limited number of distribution and sourcing centers. Our ability to meet the needs of our customers and our retail stores and e-commerce sites depends on the proper operation of these centers. If any of these centers were to shut down or otherwise become inoperable or inaccessible for any reason we could suffer a substantial loss of inventory and/or disruptions of deliveries to our retail and wholesale customers. While we have business continuity and contingency plans for our sourcing and distribution center sites, significant disruption of manufacturing or distribution for any of the above reasons could interrupt product supply, result in a substantial loss of inventory, increase our costs, disrupt deliveries to our customers and our retail stores, and, if not remedied in a timely manner, could have a material adverse impact on our business.

Because our distribution centers include automated and computer-controlled equipment, they are susceptible to risks, including power interruptions, hardware and system failures, software viruses, and security breaches. The warehousing of the company's merchandise, store replenishment, and processing of direct-to-customer orders is handled by these centers, and prolonged disruption in these operations could materially adversely affect our business and operations.

***The company's financial performance is subject to risks associated with changes in the value of the U.S. dollar relative to local currencies.*** The company's primary exposure to movements in foreign currency exchange rates relates to non–U.S. dollar–denominated sales, cost of goods and operating expenses worldwide. Most of our products are sold in the United States, and most of our products are sourced overseas, specifically in China.

Therefore, foreign currency exchange rate fluctuations could materially affect gross margins on the company's products.

A strengthening of foreign currencies, specifically the Chinese Yuan, relative to the U.S. dollar, may increase the company's cost of product components denominated in those currencies, thus adversely affecting gross margins. In addition, the company's foreign currency–denominated sales and earnings could cause the company to reduce international pricing and incur losses on its foreign currency derivative instruments, thereby limiting the benefit.

Conversely, the weakening of foreign currencies relative to the U.S. dollar adversely affects the U.S. dollar value of the company's foreign currency–denominated sales and earnings and generally leads the company to raise international pricing, potentially reducing demand for the company's products. In some circumstances, for competitive or other reasons, the company may decide not to raise international pricing to offset the U.S. dollar's strengthening, which would adversely affect the U.S. dollar value of the gross margins the company earns on foreign currency–denominated sales.

***The growth of our business depends on the successful execution of our growth strategies, including our omni-channel expansion efforts and our ability to acquire and retain new customers in a cost-effective manner.*** Our growth depends on our ability to acquire and retain new customers in a cost-effective manner. Omni channel expansion efforts, aka digital marketing, is costly. The company's continued success relies on acquiring and retaining new customers. Failure by the company to successfully utilize digital marketing could adversely affect its business operations.

***Our success depends, in part, on attracting, developing, and retaining qualified employees, including key personnel.*** The ability to successfully execute our goals is heavily dependent on attracting, developing, and retaining qualified employees, including Reid Covington, Chase Larson and Claire Miles, our senior management team. Competition in our industry to attract and retain these employees is intense and is influenced by our ability to offer competitive compensation and benefits, employee morale, our reputation, recruitment by other employers, perceived internal opportunities, non-competition and non-solicitation agreements and macro unemployment rates. Our operational efficiency initiatives, acquisitions, and related integration activity may intensify this risk.

We depend on the guidance of our senior management team and other key employees who have significant experience and expertise in our industry and our operations. There can be no assurance that these individuals will remain with us or that we will be able to identify and attract suitable successors for these individuals. The loss of one or more of our key personnel or the direct or indirect consequences of results thereof, or any negative public perception with respect to these individuals or the loss of these individuals, could have a material adverse effect on our business, results of operations, and financial condition.

***Significant competition in our industry could adversely affect our business.*** We face intense competition in the product lines and markets in which we operate, including from many competitors with greater resources than ours. Dusk's main competitors will likely be other companies offering smart sunglasses or photochromic lenses. This includes brands like Ray-Ban, Oakley, Smith Optics, Transitions Optical, and Bose. While these companies offer different products and features, they are all competitors to Dusk in the broader market for smart sunglasses and photochromic lenses. We also see competition alongside other consumer electronics brands that focus on travel tech, like Belkin, Native Union and Anker. There is a risk that our competitors may develop new products or product categories that are more popular with our customers or that the size and resources of some of our competitors may allow them to compete more effectively. We may be unable to anticipate the timing and scale of such product introductions by competitors, which could harm our business. Our ability to compete also depends on the strength of our brand, whether we can attract and retain key talent, and our ability to protect our trademarks and design patents. A failure to compete effectively could adversely affect our growth and profitability.

***The development of new products requires a lot of capital.*** The company must make significant investments in R&D. There can be no assurance that these investments will achieve expected returns, and the company may not be able to successfully develop and market new products and services.

***Our business may be subject to increased costs due to excess inventories and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products.*** Our industry is subject to significant pricing pressure caused by many factors, including intense competition and a highly promotional environment, fragmentation in the retail industry, pressure from retailers to reduce the costs of products, and changes in consumer spending patterns. If we misjudge the market for our products or demand for our products are impacted by an unforeseen factor, such as the COVID-19 pandemic, we may be faced with significant excess inventories for some products and missed opportunities for other products. If that occurs, we may be forced to rely on destruction, donation, markdowns, or promotional sales to dispose of excess, slow-moving inventory, which may negatively impact our gross margin, overall profitability and efficacy of our brands.

***The company is reliant on third-party manufacturers to maintain amicable relationships, create products pursuant to exact specifications and protect trade secrets***. The company relies on third-party manufacturers to produce its products pursuant to specifications provided by the company. The company trusts that the manufacturers will (i) produce its products exactly as directed so that the brand integrity of the products is maintained and (ii) use reasonable efforts to protect trade secrets. The company cannot assure you that the manufacturers will (i) produce products that are uniform in design and quality and (ii) not unintentionally or willfully, disclose the company's trade secrets to competitors or other third parties. Variations in the production or failure of the manufacturer to maintain trade secrets could have a material adverse effect on the company's consolidated financial results and on your investment.

***The success of our business relies heavily on price integrity, product integrity, brand integrity, exceptional customer experience and our ability to respond to changing fashion and retail trends in a timely manner.*** Any misstep in price integrity, product integrity, design, executive leadership, exceptional customer service, and or marketing, could negatively affect the image of our brand with our customers. Furthermore, the products we have historically marketed and those we plan to market in the future are becoming increasingly subject to rapidly changing fashion trends and consumer preferences, including the shift to digital brand engagement and social media communication. If we do not anticipate and respond promptly to changing customer preferences and fashion trends in the design, production, and styling of our products, as well as create compelling marketing campaigns that appeal to our customers, our sales and results of operations may be negatively impacted. Our success also depends in part on our and our executive leadership team's ability to execute on our plans and strategies. Even if our products, marketing campaigns and retail environments do meet changing customer preferences and/or stay ahead of changing fashion trends, our brand image could become tarnished or undesirable in the minds of our customers or target markets, which could materially adversely impact our business, financial condition, and results of operations.

***Our operating results are subject to seasonal and quarterly fluctuations.*** The company's results are typically affected by seasonal trends. We have historically realized, and expect to continue to realize, higher sales and operating income in the fourth quarter of our fiscal year. Poor sales in the company's fourth fiscal quarter would have a material adverse effect on its full year operating results and result in higher inventories. In addition, fluctuations in net sales, operating income and operating cash flows of the company in any fiscal quarter may be affected by the timing of wholesale shipments and other events affecting retail sales, including adverse weather conditions or other macroeconomic events, including the impact of the COVID-19 pandemic.

***The company is subject to complex and changing laws and regulations worldwide, which exposes the company to potential liabilities, increased costs and other adverse effects on the company's business.*** The company's global operations are subject to complex and changing laws and regulations related to our development of prescription sunglasses through our DUSK Rx line. Compliance with these laws and regulations is onerous and expensive. New and changing laws and regulations can adversely affect the company's business by increasing the company's costs, limiting the company's ability to offer a product, service or feature to customers, impacting customer demand for the company's products and services, and requiring changes to the company's supply chain and its business. New and changing laws and regulations can also create uncertainty about how such laws and regulations will be interpreted and applied.

**Risks Related to Global Economic Conditions and Legal and Regulatory Matters**

***The company's results of operations may be negatively impacted by the coronavirus outbreak.*** The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

***Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.*** The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Class B Non-voting Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class B Non-voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

***Economic conditions could materially adversely affect our financial condition, results of operations and consumer purchases of our products.*** Our results can be impacted by a number of macroeconomic factors, including but not limited to consumer confidence and spending levels, tax rates, unemployment, consumer credit availability, raw materials costs, pandemics and natural disasters, fuel and energy costs (including oil prices), global factory production, commercial real estate market conditions, credit market conditions and the level of customer traffic in malls and shopping centers.

Demand for our products is significantly impacted by trends in consumer confidence, general business conditions, interest rates, foreign currency exchange rates, the availability of consumer credit, and taxation. Consumer purchases of discretionary items, such as the company's products, tend to decline during recessionary periods or periods of sustained high unemployment, when disposable income is lower.

***Our business is subject to computer system disruption and cyber security threats, including a personal data or security breach, which could damage our relationships with our customers, harm our reputation, expose us to litigation and adversely affect our business.*** We depend on digital technologies for the successful operation of our business, including corporate email communications to and from employees, customers, stores and vendors, the design, manufacture and distribution of our finished goods, digital marketing efforts, collection and retention of customer data, employee and vendor information, the processing of credit card transactions, online e-commerce activities and our interaction with the public in the social media space. The possibility of a cyber-attack on any one or all of these systems is a serious threat. The retail industry, in particular, has been the target of many recent cyber-attacks. As part of our business model, we collect, retain, and transmit confidential information over public networks. In addition to our own databases, we use third party service providers to store, process and transmit this information on our behalf. Although we contractually require these service providers to implement and use reasonable and adequate security measures, we cannot control third parties and cannot guarantee that a personal data or security breach will not occur in the future either at their location or within their systems. We also store all designs, goods specifications, projected sales and distribution plans for our finished products digitally. We have enterprise class and industry comparable security measures in place to protect both our physical facilities and digital systems from attacks. Despite these efforts, however, we may be vulnerable to targeted or random personal data or security breaches, acts of vandalism, computer malware, misplaced or lost data, programming and/or human errors, or other similar events.

Awareness and sensitivity to personal data breaches and cyber security threats by consumers, employees and lawmakers is at an all-time high. Any misappropriation of confidential or personal information gathered, stored or used by us, be it intentional or accidental, could have a material impact on the operation of our business, including severely damaging our reputation and our relationships with our customers, employees and investors. We may also incur significant costs implementing additional security measures to protect against new or enhanced data security or privacy threats, or to comply with current and new state, federal and international laws governing the unauthorized disclosure of confidential and personal information which are continuously being enacted and proposed such as the General Data Protection Regulation (GDPR) in the E.U. and the California Consumer Privacy Act (CCPA) and the California Privacy Rights Act (CPRA) in the U.S.A., as well as increased cyber security and privacy protection costs such as organizational changes, training employees, engaging third-party experts and consultants and lost revenues resulting from unauthorized use of proprietary information including our intellectual property. Lastly, we could face sizable fines, significant breach containment and notification costs to supervisory authorities and the affected data subjects, and increased litigation as a result of cyber security or personal data breaches.

In addition, we have e-commerce in the U.S. Given the robust nature of our e-commerce presence and digital strategy, it is imperative that we maintain uninterrupted operation of our: (i) computer hardware, (ii) software systems, (iii) customer marketing databases, and (iv) ability to email our current and potential customers. Despite our preventative efforts, our systems are vulnerable from time to time to damage, disruption or interruption from, among other things, physical damage, natural disasters, inadequate system capacity, system issues, security breaches, email blocking lists, computer malware or power outages. Any material disruptions in our e-commerce presence or information technology systems could adversely affect our business, financial condition and results of operations.

***Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our brands and negatively affect sales.*** We believe our trademarks, copyrights, patents, and other intellectual property rights are extremely important to our success and our competitive position. We devote significant resources to the registration and protection of our trademarks and to anti-counterfeiting efforts worldwide. Despite our efforts, counterfeiting still occurs and if we are unsuccessful in challenging a third party's rights related to trademark, copyright, or patent this could adversely affect our future sales, financial condition, and results of operations. We are aggressive in pursuing entities involved in the trafficking and sale of counterfeit merchandise through legal action or other appropriate measures. We cannot guarantee that our actions to curb counterfeiting and protect our intellectual property will be adequate to protect the brand and prevent counterfeiting in the future. Our trademark applications may fail to result in registered trademarks or provide the scope of coverage sought. Furthermore, our efforts to enforce our intellectual property rights are often met with defenses and counterclaims attacking the validity and enforceability of our intellectual property rights. Unplanned increases in legal fees and other costs associated with defending our intellectual property rights could result in higher operating expenses. Finally, many countries' laws do not protect intellectual property rights to the same degree as U.S. laws*.*

**Risks Related to Securities in this Offering**

***There is no current market for any shares of the company's stock.*** You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

***We are offering non-voting interests in the company and holders of the company's Class A Voting Common Stock control the Board of Directors.*** GGTR LLC holds 100% of the company's voting stock as of       May 15, 2023. Our certificate of incorporation gives the holder of Class A Voting Common Stock the exclusive right to elect the members of our board of directors. Therefore, investors in this offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, approving a stock option plan or expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

***No guarantee of return on investment.*** There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

***You will not be investing directly into the company, but into a special purpose vehicle.*** Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in Ampere Technologies CF SPV, LLC and with the money you pay, it will buy our convertible notes by becoming a member of Ampere Technologies CF SPV, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the convertible notes. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

***Our valuation and our offering price have been established internally and are difficult to assess.*** The company has set the price of its Class B Non-voting Common Stock at $4.00 per share. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings, this includes the issuance of shares to our employees of our parent company, see "Related Party Transactions -- Shares to our Parent's Employees" below. You should not invest if you disagree with this valuation. See "Dilution" for more information.

***We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors in this Offering.*** Certain investors in this Offering are entitled to receive additional membership interests in the special purpose vehicle representing shares of Class B Non-Voting Common Stock (effectively a discount) based on the amount invested. The number of Bonus Shares will be determined by the timing of the investment or the amount of money they invest in this offering and will effectively act as a discount to the price at which the company is offering its stock. For example, an investor who invests $4,000 in this Offering 3 to 60 days after our launch will be eligible for 5% Bonus Shares for timing and 5% Bonus Share for investing over $2,500. Accordingly, that investor would receive 1,000 membership interests in the Crowdfunding SPV representing 1,000 shares of the Company's Class B Non-Voting Common Stock plus an additional 100 Bonus Shares, effectively purchasing 1,100 shares of Class B Non-Voting Common Stock for the same price paid for 1,000 shares of Class B Non-Voting Common Stock or effectively paying a per share price of $3.6363. For more details, including all of the Bonus Shares being offered, see "Bonus Share and Perks" below. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the Company.

**We intend to pay vendors, service providers, advisors, and influencers with shares in this offering.** For certain of our vendors, service providers, advisors, and influencers we will be allowing them to purchase shares in this offering with "in kind" service – meaning we will not be receiving cash for those shares. Further those individuals and entities will be receiving 30% bonus shares and we will be paying fees to our intermediary from those shares. This may reduce our proceeds that we could use to spend in other areas and that combined with the issuance of "Bonus Shares" will immediately dilute investments made by investors not entitled to this discount.

**Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.** Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Shareholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

**The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of New York, regardless of convenience or cost to you, the investor.** As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement. In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of California law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

**DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES**

This table shows the principal people on the company's team:

| Name | Position | Term of Office | Approx. hours per week (if not full time) |
|---|---|---|---|
| Executive Officers: | | | |
| Reid Covington | Chief Executive Officer | March 15, 2023 – Present | Full-time |
| Chase Larson | Chief Operating Officer | March 15, 2023 – Present | Full-time |
| Claire Miles | Chief Creative Officer | March 15, 2023 – Present | Full-time |
| Directors: | | | |
| Reid Covington | Director | March 15, 2023 – Present | n/a |

**Reid Covington**
**CEO, Director**
- Digital marketing veteran, raised more $50M+ on crowdfunding for other brands since 2016.
- Previous work history: FCTRY,
- Co-founded Ampere in 2019
  - Took on role as CEO from day 1

**Chase Larson,**
**COO**
- 8+ years experience in hardware, design strategy, and procurement in consumer electronics.
- Previous work history: Jawbone
- Co-founded Ampere in 2019
  - Took on role as COO from day 1

**Claire Miles**
**Chief Creative Officer**
- 13+ year experience in content strategy and branding.
- Previous work history: WPP, McCann.
- Founding team member in 2019
  - Joined as marketing consultant in 2019
  - Transitioned to Chief Creative Officer in 2020

**OWNERSHIP AND CAPITAL STRUCTURE**

**Ownership**

The following table shows who owns more than 20% of company's voting securities as of May 1, 2023:

| Name of Beneficial owner | Amount and class of securities held | Percent of voting power prior to the Offering |
|---|---|---|
| GGTR LLC | 5,970,000 Class A Voting Common Stock | 100% |

The following table describes our capital structure as of May 1, 2023:

| Class of Equity | Authorized Limit* | Issued and Outstanding | Committed, Not-issued** | Available* |
|---|---|---|---|---|
| Class A Voting Common Stock | 5,970,000 | 5,970,000 | 0 | 0 |
| Class B Non-Voting Common Stock | 1,940,578 | 0 | 0 | 1,940,578 |
| Preferred Stock | 1,977,644 | 0 | 0 | 1,977,644 |

*Does not reflect the shares sold in this offering to date, approximately $120,000 worth of shares.*

**USE OF PROCEEDS**

The company anticipates using the proceeds from this offering in the following manner:

| Purpose or Use of Funds | Allocation After Offering Expenses for a $25,000 Raise (3) | Allocation After Offering Expense for a $1,235,000 Raise (3) |
|---|---|---|
| Offering Costs | $1,875 (1) | $116,125 (2) |
| Working Capital | $23,125 | $335,663 |
| Product Development, IP & Inventory | $0 | $391,606 |
| Marketing | $0 | $335,663 |
| Salaries | $0 | $55,943 |

(1) Offering proceeds will only be used to pay the variable expenses and the other expenses will be borne by the company.  Total estimated offering costs for the Target Amount would be $21,375, which includes the following payments to DealMaker Securities LLC and affiliates --
● $1,875 commissions
● $17,500 setup payment; and
● $2,000 in monthly fees (comprising a $2,000 per month fee assuming the offering remains open for one month).

(2) Total estimated offering costs for $1,235,000 would be $116,125, which includes the following payments to DealMaker Securities LLC and affiliates --
● $92,625 commissions
● $17,500 setup payment; and
● $6,000 in monthly fees (comprising a $2,000 per month fee assuming the offering remains open for three month).

(3) The company is accepting "in kind" payments in this offering.  The company is allowing certain of our vendors, service providers, advisors and influencers to pay for our shares "in kind" rather than cash for payments.  These payments will decrease the amount of cash can receive in this offering but will be used to pay for some of the services listed above in lieu of cash.

As of the date of this offering memorandum, the company has yet to receive any funds from escrow.

**The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.**

**FINANCIAL DISCUSSION**

**Financial statements**

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. We are providing the following financial statements:

- Financial Statements for the Ampere Technologies Inc. for the period from March 15, 2023 (inception) to March 31, 2023
- Financial Statements for Ampere LLC for the fiscal years ended December 31, 2022 and December 31, 2021
- Financial Statements for Ampere Technologies CF SPV LLC for the period from March 21, 2023 (inception) to March 31, 2023

The financial statements were reviewed by Fruci & Associates II, PLLC. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement.  The following discussion also includes information based on our unaudited operating data for 2023 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements and our accountant completes a financial review of those statements.

All of the company's operations will be in Ampere LLC, the company's operating subsidiary.  The operating results reflect the performance of our subsidiary for the years ended December 31, 2022 and December 31, 2021.

*To supplement our subsidiary's financial statements, which are prepared and presented in accordance with generally accepted accounting principles in the United States (US GAAP), we present gross revenue, a non-US GAAP financial measure, in addition to net revenue, a US GAAP financial measure.  Gross revenue includes items not typically included in revenue under US GAAP such as amounts related to discounts and returns.*

*These non-US GAAP financial measures are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with US GAAP. These measures may be different from non-US GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.*

We generate revenue from DTC sales and wholesale sales of our products. Revenue is influenced by advertising, discounts and promotions, merchandising, packaging, and in the wholesale channel, all of which have a significant impact on consumers' buying decisions.

The company's gross revenue includes sale returns and discounts.

We deduct promotional discounts and refunds issued to determine net revenue. Customers who receive a damaged product or are dissatisfied with a product may receive a full or partial refund, full or partial credit against future purchase, or replacement, at our sole discretion. Continued growth of net revenues and profits will depend, substantially, on the continued popularity of new and existing products, the ability to effectively manage the sales channels, and the ability to maintain sufficient product supply to meet expected growth in demand. We may periodically provide promotional offers, including discounts, such as percentage discounts off current purchases and other similar offers. These offers are treated as a reduction to the purchase price of the related transaction and are reflected as an adjustment to arrive to net revenues. Such offers are discretionary, and we expect incentive offers to vary from period to period as a percentage of sales for the foreseeable future.

Cost of sales includes actual product cost and the cost of transportation to the company's distribution facilities.

Operating expenses largely consist of selling, advertising & marketing, consultants & contractors, SaaS subscriptions and general and administrative expenses.

**Results of Operations**

*Revenue*

Gross revenue for the fiscal year ended December 31, 2022 ("Fiscal 2022") was $3,981,572, a $3,471,572 (or 680%) increase from $510,531 for the fiscal year ended December 31, 2021 ("Fiscal 2021"). Gross revenue from Direct to Consumer ("DTC") DTC or online gross revenue increased $3,327,352 (or 695%), to $3,806,366 for Fiscal 2022 from $ 479,014 for Fiscal 2021. This was primarily driven by Dusk with gross revenue of $1,980,680, 50% of 2022 total DTC gross revenue. Gross revenues from wholesale gross revenue increased by $143,689 (or 456%), to $175,206 for Fiscal 2022, from $31,517 for Fiscal 2021. The increase in gross revenue relates to stronger Unravel and Dusk gross revenue at $84,303 and $61,093, respectively.

The following chart reconciles gross revenue and net revenue:

|  | Years ended December 31, | |
|  | **2022** | **2021** |
| --- | --- | --- |
| **Gross revenue** | $ 3,981,572 | $ 510,531 |
| Discounts/refunds | (1,237,850) | (165,649) |
| **Net revenue** | 2,743,722 | 344,882 |

The company includes sales returns and discounts in gross revenue for DTC sales, the amount of gross revenue related to sales returns and discounts were $1,237,850 and $165,649, respectively for Fiscal 2022 and Fiscal 2021.

Net revenue for DTC sales was $2,568,515 and $313,365 for Fiscal 2022 and Fiscal 2021, respectively. Net revenue and gross revenue were the same for wholesale sales.

Net revenue for Fiscal 2022 was $2,743,722, a $2,398,840 (or 696%) increase from $344,882 for 531 for the fiscal year ended Fiscal 2021. This was primarily driven by the launch of Dusk.

*Cost of Goods Sold*

Cost of sales for Fiscal 2022, was $1,240,821 compared to $259,961 for Fiscal 2021, an increase of $980,860 (or 377%). The increase in cost of goods sold relates to the increase in revenues.

Accordingly, our gross profit increased $1,417,980 (or 1,670%) to $1,502,901 for Fiscal 2022, from $84,921 for Fiscal 2021 and our gross margins increased to 55% for Fiscal 2022 from 25% in Fiscal 2021.

*Operating Expenses*

Total operating expenses for Fiscal 2022 increased to $2,279,447 from $1, 411,171 for Fiscal 2021, a $868,276 (or 6 2%) increase. The primary components of the increase are:

- a $327,482 increase in sales expenses due to our push into the wholesale and retail channels;
- a $313,513 increase in advertising & marketing expenses to acquire new customers; and
- a $98,939 increase in Consultants & Contractors to bring on and maintain high quality talent for project-based work.

*Other Income (Expense)*

The subsidiary had interest expenses of $144,722 in Fiscal 2022 compared to $9,564 in interest expenses in Fiscal 2021.  The increase in the interest expense primarily is due to the higher amount of debt (including credit card debt) related to increased marketing activity and inventory purchasing activity.

*Net Income*

As a result of the foregoing, the company generated a net loss of $922,533 for Fiscal 2022 compared to $1,336,075 for Fiscal 2021.

***Liquidity and Capital Resources***

As of December 31, 2022, the subsidiary had $1,057,906 in total assets, including $1,651 in cash and cash equivalents, $36,253 in accounts receivables, and $371,593 in inventory. As of December 31, 2022, the subsidiary had $2,954,976 in total liabilities including $161,313 in accounts payable, $1,181,669 in term debt, $366,998 in credit card liabilities, and $1,328,647 in long term liabilities.

To date, the subsidiary has primarily been funded from the sale of its consumer products.

The subsidiary has enough capital to last for 3 months, to sustain its current operations. We believe that the proceeds from the offering, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 4 months. Currently, we estimate our burn rate (net cash out) to be on average $75,000 per month. In addition to the proceeds from the offering, together with our cash and cash equivalent balances, we believe we can generate sufficient additional capital from sales and additional financing activities to adequately meet our liquidity and capital expenditure requirements for the rest of 2023.

### Indebtedness

The following chart represents are indebtedness as of March 30, 2023:

| Lender | Maturity Date | Principal Outstanding | Interest Rate | Material Terms |
|---|---|---|---|---|
| Paypal Loan | 12/27/2024 | 45,516.28 | n/a | n/a |
| Paypal Loan | 12/13/2024 | 68,578.68 | n/a | n/a |
| Kickfurther | 4/8/2023* | 139,375.74 | n/a | n/a |
| Business Backer | 12/27/2024 | 84,570.54 | 8.00% | n/a |
| PIRS | 7/7/2023** | 116,468.00 | 12.00% | n/a |
| 8fig Unravel | 2/15/2024 | 113,413.51 | n/a | n/a |
| 8fig Dusk | 2/15/2024 | 230,212.51 | n/a | n/a |
| SBA Ampere | 7/12/2050 | 147,807.00 | n/a | Collateral*** |
| Clearbanc | n/a | 169,143.09 | n/a | n/a |

*The loan is past its maturity.  The company intends to pay this loan down over the course of the year.

**On March 23, 2023, PIRS Capital LLC filed a lawsuit against our subsidiary, Ampere LLC seeking $184, 907.01, the entirety of our loan balance, plus attorneys' fees, related to our contract dispute and alleged breaches of covenants in the contract. The company and PIRS Capital have reached an amicable resolution to the matter. On April 11, 2023, PIRS Capital LLC filed a notice to discontinue, and the lawsuit has been voluntarily discontinued without prejudice.

***Under the terms of the SBA loan, the company's assets are collateral.

**Trends and COVID-19**

The company's subsidiary entered into both the Trademark Agreement and the Patent Agreement with its parent company.  Under those agreements the company's subsidiary would pay 10% of gross revenue (or 15% of its net revenue) to our parent company.

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

**RELATED PARTY TRANSACTIONS**

The company periodically loans money and/or receives loans from related parties.

Our subsidiary, Ampere, LLC, has the following balances with related parties as of December 31, 2022 and 2021:

|                      | 2022      | 2021      |
|----------------------|-----------|-----------|
| Due from Braag LLC   | $60,757   | $161,423  |
| Due from GGTR LLC    | $0        | $27,475   |
| Due to Ervet LLC     | $12,409   | $12,511   |
| Due to GGTR Limited  | $674,256  | $599,978  |
| Due to GGTR LLC      | $432,621  | $0        |

Braag LLC is controlled by Reid Covington.  Reid Covington owns 100% of the equity in Braag LLC.

GGTR Limited is controlled by Reid Covington.  Reid Covington owns 59% of the equity in GGTR Limited and Chase Larson owns the remaining 41% of the equity.

Ervet is controlled by Reid Covington.  Reid Covington and Melissa Covington owns 100% of the equity in Ervet LLC. Melissa is married to Reid.

Ervet is controlled by Reid Covington.  Reid Covington and Melissa Covington owns 100% of the equity in Ervet LLC. Melissa is married to Reid.

GGTR LLC is our parent company, which Reid Covington owns 44% and Chase Larson owns 35%.

On January 12, 2023, the Company took an additional working capital loan to finance inventory, marketing, salaries and general working capital in the amount of $69,500. $26,062 of which has already been paid back.

On March 15, 2023 and April 10, 2023, Ampere LLC assigned, sold, conveyed and transferred ownership of certain trademarks and patents to GGTR LLC at a cost of $243,560. Ampere LLC will lose IP assets of $239,648, and in turn, decrease its liability to GGTR LLC by $239,648. The Company then entered into two agreements, a trademark and patent license agreement with GGTR, see "License Agreements" below.

**Operational Support Services Agreement**

Ampere, LLC has entered into an "Operational Support Services Agreement" with our parent company, GGTR LLC. Under this agreement, our parent company provides trained and experienced executive, administrative and operational staff services in support of our business, specifically, services including executive services, management, business development, corporate communication, program design, graphic presentation, engineering, financial reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management.

To provide this full range of services, our parent employs about 30 staff. Under the agreement, GGTR will manage the company. The company will incur direct and indirect costs.  In general costs shall be allocated to us and our subsidiary as follows:

| Costs related to: | Percentage: |
| --- | --- |
| Customer Services | 100% |
| Financial Reporting and Internal Audit | 50% |
| All other Services | 80% |

Certain direct costs will be borne entirely by us including, cost of goods, shipping, ads, etc.

We intend to use these percentages, but the company may review the application annually and may adjust accordingly.

The initial term of the agreement is one year and is automatically renewable. Either party can terminate the agreement by written notice 30 days prior to the end of the current term.

**Shares to our Parent's Employees**

In addition to payments under the Operational Support Services Agreement, separately, there are 400,000 shares of Class B Non-Voting Stock that can be used to compensate individuals at our parent company, including our CEO, for services performed.  Issuance of these shares as compensation or as options may dilute your stake in the company, see "Dilution".

**License Agreements**

Effective April 13, 2023, the parent granted a license of all the trademarks described in "Intellectual Property" above to Ampere LLC under the Trademark License Agreement (the "Trademark Agreement"). Ampere LLC is required to pay a royalty fee equal to 5% of Gross Revenue as consideration for the license. The agreement has an initial three-year term and unless terminated by GGTR, LLC in written notice to Ampere LLC will automatically renew for three-year renewal terms.

Effective April 13, 2023, the parent granted a license of all patents and patent applications described in "Intellectual Property" above to Ampere LLC under the Patent License Agreement (the "Patent Agreement"). Ampere LLC is required to pay a royalty fee equal to 5% of Gross Revenue as consideration for the license. The agreement has an initial three-year term and unless terminated by GGTR, LLC in written notice to Ampere LLC will automatically renew for three-year renewal terms.

**RECENT OFFERINGS OF SECURITIES**

On April 11, 2023, the company issued 5,970,000 shares of Class A Voting Common Stock under section 4(a)(2) of the Securities Act, in exchange for the all the membership interests in Ampere LLC.

**SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY**

*The following descriptions summarize important terms of our capital stock. This summary reflects Ampere's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description of the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.*

**General**

The Company's authorized securities consist of up to 7,910,578 shares of common stock, of which 5,970,000 are Class A Voting Common Stock and 1,940,578 are Class B Non-Voting Common Stock, and 1,977,644 shares of preferred stock.  As of May 15, 2023, there were 5,970,000 shares of Class A Voting Common Stock outstanding. For this offering, the company is issuing Class B Non-Voting Common Stock at $4 per share.

Class B Non-Voting Common Stock has the same rights and powers of, ranks equally to, shares ratably with and is identical in all respects, and as to all matters to Class A Voting Common Stock; except that our Class B Non-Voting Common Stock is non-voting and is not entitled to any votes on any matter that is submitted to a vote of our stockholders, except as required by Delaware Law.

***The investment will be made through Ampere Technologies CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.***

### *Crowdfunding SPV*

The securities in this offering will be issued by both the company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the company.  The Crowdfunding SPV will be the legal owner of the Class B Non-Voting Common Stock. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Class B Non-Voting Common Stock as if they had invested directly with the company.

### *Common Stock*

*Dividend Rights*

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

*Voting Rights*

Each holder of Class A Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class B Non-Voting Common Stock are not entitled to vote on any matters submitted to a vote of the stockholders, including the election of directors, except as otherwise required by Delaware law.

*Right to Receive Liquidation Distributions*

Subject to preferences that may be applicable to any then outstanding preferred stock, in the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

*Rights and Preferences*

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

**Preferred Stock**

Though the Company currently has no plans to issue any shares of Preferred Stock, under the Certificate of Incorporation, the board of directors will have the authority, without further action by the stockholders, to designate and issue up to 1,977,644 shares of Preferred Stock in one or more series. The board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as the board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

- diluting the voting power of the holders of Common Stock; reducing the likelihood that holders of Common Stock will receive dividend payments;

- reducing the likelihood that holders of Common Stock will receive payments in the event of the liquidation, dissolution, or winding up of the Company; and

- delaying, deterring or preventing a change-in-control or other corporate takeover.

**What it Means to be a Minority Holder**

As an investor in Class B Non-Voting Common Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

**Transferability of securities**

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

**Transfer Agent**

The company has selected DealMaker Transfer Agent LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

**Bonus Shares and Perks**

Certain investors in this offering are eligible to receive additional membership interests representing shares of Class B Non-Voting Common Stock (effectively a discount) for their shares purchased ("Bonus Shares") based either on the timing of your investment, on the amount of your investment or for certain of our vendors, service providers, advisors, and influencers.

*Investors will receive the highest single bonus they are eligible for.*

**For clarification, the amount of Bonus Shares that are available to any investor is capped at 30%.**

*"Early Bird" Bonus Shares*

The following are Bonus Shares based on the timing of purchase:

| Amount of Bonus Shares | Date of Purchase* |
|---|---|
| 6% extra bonus shares | Up until April 19, 2023 |
| 5% extra bonus shares | From April 20, 2023 to June 16, 2023 |
| 3% extra bonus shares | From June 17, 2023 to August 15, 2023 |
| 2% extra bonus shares | From August 16, 2023 to October 14, 2023 |
| 1% extra bonus shares | From October 15, 2023 to December 13, 2023 |

*\*the timing of purchase is based on signing the subscription agreement as of midnight, Pacific Time.*

*Amount-Based Bonus Shares*

The following are Bonus Shares based on the amount invested. Investors will be eligible for the Early Bird Bonus Shares and Amount-Based Bonus Shares but in no event will bonuses exceed 30%:

- 5% extra bonus shares for investments of $2,500+
- 10% extra bonus shares for investments of $5,000+
- 15% extra bonus shares for investments of $10,000+
- 20% extra bonus shares for investments of $25,000+
- 30% extra bonus shares for investments of $100,000+

*Vendors, service provider, advisor, and influencer Bonus Shares*

Certain of our vendors, service providers, advisors, and influencers are entitled to receive 30% extra bonus shares for investment in our company. These individuals will receive an email notifying them of their status.

Membership interests representing fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. For example, an investor who invests $2,500 in this offering is eligible for 5% Bonus Shares. Accordingly, that investor would receive 625 membership Interests representing 625 shares of the Company's Class B Non-Voting Common Stock plus additional membership interests representing 31 Bonus Shares.  In effect, the investor would be purchasing membership interests representing 656 shares of Class B Non-Voting Common Stock for the same price paid for membership interests representing 625 shares of Class B Non-Voting Common Stock or effectively paying a per share price of $3.81. As described in this Offering Memorandum, investors in this offering will be purchasing membership interests in the Crowdfunding SPV which will represent the Company's Class B Non-Voting Common Stock on a 1-for-1 basis. The Company has made 9,300 Bonus Shares available in this offering.

The Company reserves the right to discontinue offering Bonus Shares if required for business or regulatory purposes.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

**DILUTION**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Valuation**

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**How we determined the offering price**

The offering price for our current offering was determined based on the following information:

- Typical valuations of other consumer product companies;
- Our position in the market relative to similar companies;
- Projected increases in revenue based on ongoing conversations with potential retail partners.
- Projected increases in revenue based on notable 2023 product launches.

**REGULATORY INFORMATION**

**Disqualification**

Neither the company, the Crowdfunding SPV, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

**Annual reports**

The company has not filed annual reports to date. The company is required to file a report electronically with the SEC annually and post the report on its website no later than 120 days after its fiscal year end (December 31). Once posted, the annual report may be found on the company's website at  https://ampere.shop/pages/annual-reports.

The company must continue to comply with the ongoing reporting requirements until:

(1)        it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2)        it has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than three hundred holders of record and has total assets that do not exceed $10,000,000;

(3)        it has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4)        it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5)        it liquidates or dissolves its business in accordance with state law.

**Compliance failure**

Neither the company nor the Crowdfunding SPV has previously failed to comply with the requirements of Regulation Crowdfunding.

**DEALMAKER'S INVESTING PROCESS**

**Information Regarding Length of Time of Offering**

**Investment Confirmation Process**: In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

***Investment Cancellations***: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

***Notifications***: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

***Material Changes***: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

***Rolling and Early Closings***: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

**Investor Limitations**

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

**Updates**

Information regarding updates to the offering and to subscribe can be found here, [www.invest.ampere.shop](www.invest.ampere.shop).

**INDEPENDENT ACCOUNTANTS' REVIEW REPORT**



To the Board of Directors and Management of
  Ampere Technologies, Inc.
Dover, Delaware

We have reviewed the accompanying financial statements of Ampere Technologies, Inc. ("the Company"), which comprise the balance sheet as of March 31, 2023, and the related statements of operations, shareholders' equity, and cash flows for the period from March 15, 2023 (inception) through March 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company has not yet commenced principal operations or established an ongoing source of revenue and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note D. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

We are required to be independent of Ampere Technologies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Fruci & Associates II, PLLC*

Spokane, Washington
May 12, 2023

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

# Ampere Technologies, Inc
## Balance Sheet
## March 31, 2023

### ASSETS

Current Assets

| | |
|---|---|
| Cash | $ - |
| **TOTAL ASSETS** | **$ -** |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Current Liabilities | $ - |
| TOTAL LIABILITIES | $ - |
| | |
| Stockholders' Equity | $ - |
| **TOTAL STOCKHOLDERS' EQUITY** | **$ -** |

The accompanying notes are an integral part of this financial statement

The accompanying notes are an integral part of these financial statements

**Ampere Technologies, Inc**
**Statement of Operations**
**For the period from March 15, 2023 (inception) to March 31, 2023**

| | |
|---|---|
| REVENUE | $ - |
| Total Revenue | $ - |
| | |
| EXPENSES | $ - |
| Total Operating Expenses | $ - |
| | |
| INCOME FROM OPERATIONS | $ - |
| | |
| OTHER INCOME (EXPENSES) | $ - |
| | |
| NET INCOME | $ - |

The accompanying notes are an integral part of these financial statements

# Ampere Technologies, Inc
## Statement of Shareholders' Equity
## For the period from March 15, 2023 (inception) to March 31, 2023

| | Preferred Stock par value $.00001 | | Common Stock par value $.00001 | | Additional Paid-In Capital | Accumulated Earnings (Deficit) | Total |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| **Balance, March 15, 2023 (inception)** | - | $ - | - | $ - | $ - | $ - | $ - |
| Net income (loss) | - | - | - | - | - | - | - |
| **Balance, March 31, 2023** | - | $ - | - | $ - | $ - | $ - | - $ - |

The accompanying notes are an integral part of these financial statements

## Ampere Technologies, Inc
### Statement of Cash Flows
### For the period from March 15, 2023 (inception) to March 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES                                    $ -

Net Income

Adjustments to reconcile net income (loss)

to net cash provided by (used in)

operating activities:

Net cash provided by operating activities:                              $ -

CASH FLOWS FROM INVESTING ACTIVITIES

Net cash (used in) investing activities:                                $ -

CASH FLOWS FROM FINANCING ACTIVITIES

Net cash provided by financing activities:                              $ -

NET INCREASE IN CASH                                                    $ -

Cash at beginning of period                                                          $ -
 Cash at end of period                                                              $ -

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during period for interest                                                 $ -

Cash paid during period for income taxes                                             $ -

The accompanying notes are an integral part of these financial statements

**Ampere Technologies, Inc**
**Notes to Financial Statements**
**March 31, 2023**

**Note A – Nature of Business and Organization**

Ampere Technologies, Inc. (the "Company") was incorporated on March 15, 2023 under the laws of Delaware. The Company was formed to engage in the design, manufacturing and selling of consumer electronics products. As of March 15, 2023 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon crowd funding and additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

**Note B – Significant Accounting Policies**

**Basis of Presentation**

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

**Cash and Cash Equivalents**

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

**Income Taxes**

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 "Income Taxes". Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of March 31, 2023, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties related to uncertain income tax positions in other expense. No interest and penalties related to uncertain income tax positions were recorded for the period ended March 31, 2023. As of March 31, 2023, tax year 2023 remains open for IRS audit.

## Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Note C – Commitments and Contingencies

### Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

## Note D – Going Concern

The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on borrowings from related party to fund operating expenses. In light of management's efforts, there are no assurances that the Company will be successful in any of its endeavors or become financially viable and continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

## Note E – Equity

The Company has authorized two classes of stock to be designated as common stock (par value $.00001) and preferred stock (par value $.00001).  Total number of authorized common stock equals 7,910,578 shares, of which 5,970,000 shares are designated as Class A Voting Stock and 1,940,578 are designated as Class B Non-Voting Stock.  Other than voting rights, the Class A stock has the same rights and privileges of Blass B stock.

## Note F – Subsequent Events

Ampere Technologies, Inc. action by unanimous written consent of the board of directors on March 15, 2023 that the officers are authorized and directed to issue on behalf of the Company the shares of stock as set forth (the "Shares") to the purchaser listed therein (the "Purchaser") in the amount specified opposite of the Purchaser's name:

| Name and Address | Shares | Percentage of Company at Issuance |
|---|---|---|
| GGTR LLC<br>8 The Green, Ste A<br>Dover, DE 19901 | 5,970,000 shares of Class A Voting Common Stock at $0.00001 per share | 100% |

Ampere LLC was purchased/contributed by/to Ampere Technologies, Inc. from GGTR LLC on April 11, 2023.

Unanimous written consent of the sole director of Ampere Technologies, Inc., on April 14, 2023, it has been proposed that the Company sell and offer up to $5,000,000 in Class B Non-Voting Common Stock (the "Securities") through an offering under Regulation CF (the "Offering") under the Securities Act of 1933, as amended (the "Securities Act"); Now, therefore be it resolved, that the director hereby authorizes and approves the Memorandum and the Crowdfunding Offering, and the issuance of the Securities pursuant to the terms thereof.

Management has evaluated subsequent events through May 12, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

**INDEPENDENT ACCOUNTANTS' REVIEW REPORT**



To the Managers and Members of
   Ampere LLC
Dover, Delaware

We have reviewed the accompanying financial statements of Ampere LLC ("the Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, members' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, negative cash flows, and a capital deficiency and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

We are required to be independent of Ampere LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Fruci & Associates II, PLLC*

Spokane, Washington
May 12, 2023

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

**Ampere LLC**
**Balance Sheets**

| | As of December 31, 2022 | As of December 31, 2021 |
|---|---|---|
| **Assets** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 1,651 | $ 178,218 |
| Accounts receivable | 36,253 | 26,889 |
| Inventories | 371,593 | 194,242 |
| Other current assets (note 3) | 134,914 | 439,025 |
| Total current assets | 544,411 | 838,374 |
| **Non-current assets:** (note 4) | | |
| Intellectual property, net | 239,648 | 180,517 |
| Molds & tooling equipment, net | 170,970 | 193,699 |
| Product development, net | 82,064 | 58,058 |
| Website development | 20,814 | 0 |
| Total non-current assets | 513,495 | 432,274 |
| **Total assets** | $ 1,057,906 | $ 1,270,648 |
| **Liabilities and Equity** | | |
| **Current liabilities:** | | |
| Accounts payable | 161,313 | 749 |
| Credit card liabilites (note 5) | 366,998 | 54,151 |
| Gift card liability (note 6) | 17,041 | 0 |
| Other current liabilities (note 7) | 0 | 38,674 |
| Deferred revenue (note 8) | 108,668 | 1,117,085 |
| Term debt, net (note 9) | 967,771 | 272,135 |
| Total current liabilities | 1,621,791 | 1,482,795 |
| **Non-current liabilities:** | | |
| Term debt, net (note 10) | 213,898 | 149,900 |
| Other non-current liabilities (note 11) | 1,119,287 | 612,489 |
| Total non-current liabilities | 1,333,185 | 762,389 |
| Total liabilities | 2,954,976 | 2,245,184 |
| **Equity** | | |
| Retained earnings | (1,897,069) | (974,536) |
| Total equity | (1,897,069) | (974,536) |
| **Total liabilities and equity** | $ 1,057,906 | $ 1,270,648 |

**The accompanying notes are an integral part of these financial statements**

**Ampere LLC**
**Statements of Income**

| | Years ended December 31, | |
| :--- | ---: | ---: |
| | **2022** | **2021** |
| | | |
| **Revenue, net** | 2,743,722 | 344,882 |
| | | |
| Cost of sales | 1,240,821 | 259,961 |
| **Gross profit** | 1,502,901 | 84,921 |
| | | |
| Advertising & marketing | 929,068 | 615,555 |
| Sales expense | 599,609 | 272,127 |
| Consultants & contractors | 327,887 | 228,948 |
| Research & development expenses | 167,887 | 128,244 |
| SaaS subscriptions | 84,864 | 57,591 |
| Amortization & depreciation | 92,108 | 50,293 |
| General admin expenses | 78,025 | 58,413 |
| **Total expenses** | 2,279,447 | 1,411,171 |
| | | |
| **Income (loss) from operations** | (776,547) | (1,326,250) |
| | | |
| Interest expense | 144,722 | 9,564 |
| Interest income | 3,065 | 0 |
| Exchange Gain/Loss | 4,329 | 262 |
| **Net income (loss)** | $ (922,533) | $ (1,336,075) |

**Ampere LLC**
**Statements of Members' Equity**

| | Years ended December 31, | |
| | 2022 | 2021 |
|---|---|---|
| **Members' Equity** | | |
| Opening balance | (974,536) | 361,539 |
| Current year earnings | (922,533) | (1,336,075) |
| **Total Members' Equity** | (1,897,069) | (974,536) |

# Ampere LLC
## Statements of Cash Flows

| | | Years ended December 31, | | |
|---|---|---|---|---|
| | | **2022** | | **2021** |
| **Operating activities:** | | | | |
| Net income (loss) | $ | (922,533) | $ | (1,336,075) |
| Adjustments to reconcile net income to net cash provided byoperating activities: | | | | |
| Depreciation and amortization | | 92,108 | | 50,293 |
| Interest expense (amort. debt issuance/financing costs) | | 126,292 | | 4,961 |
| Changes in certain assets and liabilities: | | | | |
| Receivables, net | | (9,364) | | 242,081 |
| Inventories | | (177,351) | | 141,999 |
| Other current assets | | 304,110 | | (349,919) |
| Accounts payable | | 160,564 | | 749 |
| Gift card liability | | 17,041 | | 0 |
| Other current liabilities | | (38,674) | | (5,808) |
| Deferred revenue | | (1,008,418) | | 902,527 |
| Net change in related party advances | | 506,797 | | 534,250 |
| Net cash provided by operating activities | | (949,426) | | 185,059 |
| | | | | |
| **Investing activities:** | | | | |
| Payment for property, plant and equipment and intangibles | | (173,329) | | (274,695) |
| Net cash used in investing activities | | (173,329) | | (274,695) |
| | | | | |
| **Financing activities:** | | | | |
| Proceeds from short term borrowings | | 2,076,384 | | 555,769 |
| Repayments of short term borrowings | | (1,226,471) | | (285,420) |
| Proceeds from long term borrowings | | 96,275 | | 0 |
| Repayments of long term borrowings | | 0 | | 0 |
| Net cash provided by financing activities | | 946,188 | | 270,349 |
| | | | | |
| Net increase (decrease) in cash and cash equivalents | | (176,567) | | 180,713 |
| Cash and cash equivalents at beginning of year | | 178,218 | | (2,494) |
| **Cash and cash equivalents at end of year** | $ | 1,651 | $ | 178,218 |
| | | | | |
| **Supplemental cash flow disclosures:** | | | | |
| Taxes paid | | 0 | | 0 |
| Interest paid | | 144,722 | | 9,564 |
| | | | | |
| **Supplemental noncash investing and financing activities disclosures:** | | | | |
| Debt issuance/financing cost | | 218,950 | | 131,479 |

**Note 1 - Summary of Significant Accounting Policies and Nature of Business**

**About the Company and its Nature of Operations**

Ampere LLC ("the Company"), was formed on January 23, 2019 under the laws of Delaware. The Company operates in the consumer electronics sector and sells consumer technology products to retail and wholesale customers.

The Company offers its products online through their Shopify web store, through Amazon, through product crowdfunding platforms and through wholesale channels.

**Going Concern Matters**

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, Management has identified the following conditions and events that create an uncertainty about the ability of the Company to continue as a going concern. The Company is currently operating with net losses (totaling $922,533 and $1,336,075 as of December 31, 2022, and December 31, 2021, respectively). Additionally, the Company had an equity' deficit balance of $1,897,069 as of December 31, 2022.
.
These conditions and events create a substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product and its ability to generate positive operational cash flow.

**Fiscal year**

The Company operates on a December 31st year end.

***Basis of Presentation and Preparation***

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

### Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

### Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

### Cash and Cash Equivalents

Cash and cash equivalents include cash in the Company's current and savings bank accounts. The company has $1,651 and $178,218 in cash and cash equivalents as of December 31, 2022 and December 31, 2021.

### Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

### Receivables

Receivables are stated at their carrying values, net of doubtful accounts, and are primarily due from wholesale customers and online shop platforms such as Shopify and Amazon. The management determines the creditworthiness of customers by giving credit only to the customers that have been referred to the Company from its network where people in its network are working with them with other brands and know they can pay on time; for everyone else they are on a pre-payment model to start off with; if anyone is late on payments then they move back to a pre-payment model. The Company assesses collectability monthly and recognizes allowances for uncollectible amounts. There is no allowance for uncollectible accounts as of December 31, 2022 and 2021.

*Inventories*

Inventories are valued at lower of FIFO or market (net realizable value). Balance consists solely of finished goods. The management assesses obsolescence/reserves against inventories by conducting regular inventory audits and analyzing sales and buying trends. There are no obsolescence/reserves as of December 31, 2022 and 2021.

*Property and Equipment*

Property and equipment are initially recorded at cost depreciated on a straight-line basis over estimated useful life of 5 years. Gains or losses on disposition are recognized as earned or incurred. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are expensed as incurred.

*Leases*

The company has elected the short-term lease exception under ASC 842, with leases with terms < 12 months not capitalized.

*Revenue Recognition*

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

    I.    Identify the contract with a customer
    II.    Identify the performance obligations in the contract
    III.    Determine the transaction price
    IV.    Allocate the transaction price to the performance obligations in the contract

Recognize revenue when (or as) the entity satisfies a performance obligation.

Performance obligation is met when product is shipped/delivered to end user for retail sales and to distributors for wholesale. Crowdfunding revenues are considered deferred revenue (liabilities) until the campaign has ended and the products are delivered.

The revenue includes shipping revenue, as generated from all channels such as Shopify, Amazon, Crowdfunding and Wholesale, upon delivery to customers. Actual sales returns and discounts are deducted from gross revenue to arrive at net revenue.

During the calendar year 2022 and 2021, the Company recognizes gross revenue of $3,981,572 and $510,531 and sales discounts/refunds of $1,237,850 and $165,649, resulting to net revenue of $2,743,722 and $344,882, respectively.

A total of 96% of gross revenue is generated by D2C (Shopify, Amazon, and crowdfunding) and 4% by B2B (wholesale) in 2022 while 94% and 6%, respectively, in 2021.

### Cost of Sales

Cost of sales includes actual product cost and the cost of transportation to the Company's distribution facilities.

### Contingencies

We are not involved in any of legal proceedings and certain regulatory matters and therefore there is no provision in this regard.

### Changes in accounting policies

There was no change in the accounting policy during the year ended December 31, 2022.

### Intellectual property

Intellectual property assets include trademarks, and patents. These assets are amortized over their estimated useful life of 10 years. The asset's carrying amount is considered unrecoverable when it exceeds the undiscounted expected future cash flows. If the asset 's carrying amount is considered unrecoverable, the impairment loss is measured as the difference between the asset's fair value and the carrying amount. There is no allowance/impairment recognized for the year ended December 31, 2022 and 2021.

*Website development costs*

Costs related to the development of the company's website are capitalized if they meet the criteria for capitalization under US GAAP. Capitalized costs are amortized over the expected useful life of the website, which is 5 years.

*Product development costs*

Costs related to the development of products are capitalized if they meet the criteria for capitalization under US GAAP:
- The technical feasibility of completing the intangible asset so that it will be available for use or sale.
- Its intention to complete the intangible asset and use or sell it.
- Its ability to use or sell the intangible asset.
- How the intangible asset will generate probable future economic benefits.
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset.
- Its ability to reliably measure the expenditure attributable to the intangible asset during its development.

Capitalized costs are amortized over the expected useful life of 5 years.

### Shipping and handling costs

Shipping and handling costs are included in the Sales Expenses when the related goods are sold. Shipping and handling costs incurred for products returned by customers are recorded as a reduction of the account. The company incurred $ 353,969 and $ 81,609 shipping expenses for the year ended December 31, 2022 and 2021.

### Advertising expenses

Advertising and marketing expense is expensed when it takes place. It includes advertising on platforms such as Facebook, Google, YouTube, Tiktok, Snapchat, and Amazon. Other marketing expenses include payments to influencers, other marketing channels and creative expenses like photo or video shooting expenses. The Company incurred $ 927,501 and $ 615,555 advertising & marketing expenses for the year ended December 31, 2022 and 2021.

## Note 2. Segments

The Company is engaged in the design, manufacturing and selling of consumer electronics products sold through different channels such as shopify, amazon, wholesale, and crowdfunding to customers around the globe. Due to the relatively small size of operations, the company's operations are conducted in only one reportable segment.

## Note 3. Other Current Assets

The Company's other current assets consist of the following:

|  | 2022 | 2021 |
|---|---|---|
| Product Deposits | 74,157 | 0 |
| Prepaid Expenses | 0 | 250,127 |
| Due from Braag LLC | 60,757 | 161,423 |
| Due from GGTR LLC | 0 | 27,475 |
| **Total** | **134,914** | **439,025** |

Braag LLC and GGTR LLC are related party transactions. The CEO owns 44% of GGTR LLC and Braag LLC is controlled by CEO.

**Note 4. Non-current Assets**

The company's non-current assets and the related amortization/depreciation expense, and accumulated amortization/depreciation are as follows:

|  | 2022 | 2021 |
|---|---|---|
| Intellectual Property | 278,715 | 196,615 |
| Accumulated Amortization | (39,067) | (16,098) |
| **Net Intellectual Property** | **239,648** | **180,517** |
|  |  |  |
| Amortization expense | 22,969 | 14,457 |

Intellectual Property is amortized over the estimated useful life of 10 years.

|  | 2022 | 2021 |
|---|---|---|
| Molds & Tooling Equipment | 266,799 | 240,823 |
| Accumulated Depreciation | (95,829) | (47,123) |
| **Net Molds & Tooling Equipment** | **170,970** | **193,699** |
|  |  |  |
| Depreciation expense | 48,706 | 27,208 |

Molding & Tools are depreciated over the estimated useful life of 5 years

|  | 2022 | 2021 |
|---|---|---|
| Product Development | 115,345 | 72,952 |
| Accumulated Amortization | (33,281) | (14,894) |
| **Net Product Development** | **82,064** | **58,058** |
|  |  |  |
| Amortization expense | 18,387 | 8,628 |

Product Development is amortized over the estimated useful life of 5 years.

|  | 2022 | 2021 |
|---|---|---|
| Website Development | 22,860 | 0 |
| Accumulated Amortization | (2,046) | 0 |
| **Net Website Development** | **20,814** | **0** |
|  |  |  |
| Amortization expense | 2,046 | 0 |

Website Development is amortized over the estimated useful life of 10 years.

**Note 5.  Credit card liabilities**

The Company's credit card liabilities are for credit cards used for operational expenses.

**Note 6.  Gift card Liability**

The gift card liability represents gift cards purchased by customers that have not been redeemed. The company has $ 17,041 gift card liability as of December 31, 2022. Unless the country prohibits gift card expiry, they are set to expire a certain amount of time (5 years, 1 year, or 90 days) depending on the size of promotions.

**Note 7. Other current liabilities**

The Company's other current liabilities consist of:

|  | 2022 | 2021 |
|---|---|---|
| Accrued Liabilities | 0 | 38,674 |
| **Total** | **0** | **38,674** |

Compensated absences have non-vesting rights and the rights expire at the end of the year in which they are earned, therefore no accrual for the years ended December 31, 2022, and 2021.

**Note 8.  Deferred Revenue**

The deferred revenue balance represents payments received from customers for goods that had not been delivered as of the financial statement date (see note 1 "Revenue Recognition" section).

**Note 9.  Short Term Debt**

The Company's short-term debt consists of:

| Lender | Loan Date | Maturity Date | % of Future Receivables Purchased | Interest Rate | Weekly Payments | Balance as of December 31, 2022 | Balance as of December 31, 2021 |
|---|---|---|---|---|---|---|---|
| 8fig | 12/03/2021 - Dusk 01/13/2022 - Unravel | 02/15/2024 | | n/a | | 432,333 | 390,795 |
| Business Backer | 09/21/2022 | 12/27/2024 | 8% | n/a | 888 | 154,141 | 0 |
| Kickfurther | 09/26/2022 | 04/08/2023 | | n/a | | 182,339 | 0 |
| PIRS | 09/13/2022 | 07/07/2023 | 12% | n/a | 4,273 | 229,535 | |
| Stripe | 09/20/2021 | 05/23/2022 | | n/a | | 0 | 7,858 |
| PayPal | 12/08/2022, 10/18/2022 | 08/30/2024, 08/23/2024 | | n/a | 1,500 | 153,650 | 0 |
| Total | | | | | | 1,151,998 | 398,653 |
| Less: Debt issuance/financing costs | | | | | | (184,227) | (126,518) |
| **Net balance** | | | | | | **967,771** | **272,135** |

Debt issuance costs/financing costs represent discounts/fees associated with financing activity which are amortized over the life of the agreement or the expected payoff period, whichever is shorter.

**Note 10. Long Term Debt**

The Company's long-term debt consists of:

| Lender | Loan Date | Maturity Date | % of Future Receivables Purchased | Interest Rate | Weekly Payments | Balance as of December 31, 2022 | Balance as of December 31, 2021 |
|---|---|---|---|---|---|---|---|
| 8fig | 2/03/2021 - Dusk 01/13/2022 - Unravel | 02/15/2024 | | n/a | | 98,947 | 0 |
| SBA | 07/19/2020 | 07/12/2050 | | 3.75% | | 149,900 | 149,900 |
| Total | | | | | | 248,847 | 149,900 |
| Less: Debt issuance/financing costs | | | | | | (34,949) | 0 |
| **Net balance** | | | | | | **213,898** | **149,900** |

The Company has pledged all of its assets as collateral against the SBA loan.


**Note 11. Other non-current liabilities**

The Company's other long-term liabilities consist of:

| | 2022 | 2021 |
|---|---|---|
| Due to GGTR Limited | 674,256 | 599,978 |
| Due to GGTR LLC | 432,621 | 0 |
| Due to Ervet LLC | 12,409 | 12,511 |
| **Total** | **1,119,287** | **612,489** |

GGTR Limited, GGTR LLC, and Ervet LLC are related party transactions. GGTR Limited is 59% owned by the CEO, GGTR LLC (see note 3), and Ervet LLC is controlled by the CEO who owns 95% of it.

The Company and its management have no intention of repaying these balances within 12 months.

**Note 12. Subsequent events**

On January 12, 2023, the Company took an additional working capital loan to finance inventory, marketing, salaries and general working capital in the amount of $69,500. $26,062 of which has already been paid back.

On March 15, 2023 and April 10, 2023 Ampere LLC assigned, sold, conveyed and transferred ownership of certain trademarks and patents ("Licensed Marks" "Licensed Patents") to GGTR LLC ("GGTR") at a cost of two hundred forty-three thousand five hundred sixty dollars ($243,560). Ampere LLC will lose IP assets of $239,648, and in turn, decrease its liability to GGTR by $239,648. The Company then entered into two agreements, a trademark and patent license agreement with GGTR, which granted the Company the exclusive right and license to use the Licensed Marks and Licensed Patents in connection with the creation, design and manufacturing of the Ampere goods under the Licensed Marks Licensed Patents.

The term of the Agreements is for a three (3) year period, with automatic three (3) year renewal terms.  As consideration for the Licensed Marks, the Company is obligated to pay GGTR a royalty fee equal to ten percent (10%) of Gross Revenue (5% for the trademark license agreement and 5% for the patent license agreement).  Royalty Payments are due quarterly.

On April 11, 2023, the ownership of Ampere LLC was changed from Reid Covington and Chase Larson to GGTR LLC. The parent company, GGTR LLC currently has 28 full-time employees and 3 executives, who are contracted to spend 80% of their time on Ampere (finance is contracted to spend 50% of their time and customer service is contracted to spend 100% of their time). Reid Covington and Chase Larson are also the majority shareholders in GGTR LLC with 43% and 30% ownership interest. Change in ownership could impact the company's current financial position or operating results. The company will include the impact of the change in ownership in its financial statements for the period in which the change occurred.

Ampere LLC has entered into an "Operational Support Services Agreement" with our parent company, GGTR LLC. Under this agreement, our parent company provides trained and experienced executive, administrative and operational staff services in support of our business, specifically, services including executive services, management, business development, corporate communication, program design, graphic presentation, engineering, financial reporting, human resources, information systems, insurance, internal audit, internet technology, legal, licensing and material sales, operational planning and oversight, and public relations training and management.

To provide this full range of services, our parent employs about 30 staff. Under the agreement, GGTR will manage the company. The company will incur direct and indirect costs.  In general costs shall be allocated to us and our subsidiary as follows:

| Costs related to: | Percentage: |
|---|---|
| Customer Services | 100% |
| Financial Reporting and Internal Audit | 50% |
| All other Services | 80% |

Certain direct costs will be borne entirely by us including, cost of goods, shipping, advertising, etc.

Management has evaluated subsequent events through May 12, 2023.  Based on this evaluation, there are no further subsequent events that would require adjustment to, or disclosure in, the financial statements.



**INDEPENDENT ACCOUNTANTS' REVIEW REPORT**

To the Managers and Members of
   Ampere Technologies CF SPV LLC
Dover, Delaware

We have reviewed the accompanying financial statements of Ampere Technologies CF SPV LLC ("the Company"), which comprise the balance sheet as of March 31, 2023, and the related statements of operations and changes in members' equity, and cash flows for the period from March 21, 2023 (inception) through March 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Substantial Doubt About the Company's Ability to Continue as a Going Concern**

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note D to the financial statements, the Company has not yet commenced principal operations or established an ongoing source of revenues and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note D. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

We are required to be independent of Ampere Technologies CF SPV LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Fruci & Associates II, PLLC*

Spokane, Washington
May 12, 2023

**FRUCI & ASSOCIATES II**
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

**Ampere Technologies CF SPV LLC**
**Balance Sheet**
**March 31, 2023**

**ASSETS**
Current Assets:
    Cash and cash equivalents      $ -
      Total Current Assets      $ -

TOTAL ASSETS      **$ -**

**LIABILITIES AND MEMBER'S' EQUITY**
Current Liabilities      $ -
    Due to a related party      $ -
      Total Current Liabilities

    Member's Equity (Deficit)      $ -
      Total Member's Equity (Defict)      $ -

TOTAL LIABILITIES AND MEMBER'S' EQUITY (DEFICIT)      **$ -**

The accompanying notes are an integral part of these financial statements

**Ampere Technologies CF SPV LLC**
**Statement of Operations and Changes in Members' Equity**
**For the period from March 21, 2023 (inception) to March 31, 2023**

| | |
|---|---|
| REVENUE | $ - |
| Total Revenue | $ - |
| | |
| EXPENSES | $ - |
| Total Operating Expenses | $ - |
| | |
| INCOME FROM OPERATIONS | $ - |
| | |
| OTHER INCOME (EXPENSES) | $ - |
| | |
| NET INCOME | **$ -** |
| | |
| CHANGES IN MEMBERS' EQUITY | |
| Beginning members' equity | $ - |
| Net loss | $ - |
| ENDING MEMBERS' EQUITY | $ - |

The accompanying notes are an integral part of these financial statements

**Ampere Technologies CF SPV LLC**
**Statement of Cash Flows**
**For the period from March 21, 2023 (inception) to March 31, 2023**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | $ - |
| Net Income | |
| Adjustments to reconcile net income (loss) | |
| to net cash provided by (used in) | |
| operating activities: | |
| | |
| Net cash provided by operating activities: | $ - |
| | |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| | |
| Net cash (used in) investing activities: | $ - |
| | |
| | |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| | |
| Net cash provided by financing activities: | $ - |
| | |
| NET INCREASE IN CASH | $ - |
| | |
| Cash at beginning of period | $ - |
| Cash at end of period | $ - |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

| | |
|---|---|
| Cash paid during period for interest | $ - |
| Cash paid during period for income taxes | $ - |

The accompanying notes are an integral part of these financial statements

# Ampere Technologies CF SPV LLC
**Notes to Financial Statements**
**March 31, 2023**

## Note A – Nature of Business and Organization

Ampere Technologies CF SPV LLC. (the "Company") was incorporated on March 21, 2023 under the laws of Delaware. The Company was formed to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides that the Company must be organized and operated for the sole purpose of directly acquiring, holding, and disposing of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933,as amended (the "Securities Act").

The Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon crowd funding and additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

## Note B – Significant Accounting Policies

### Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

### Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of less than three months to be cash and cash equivalents. The Company places its temporary cash investments with high quality financial institutions. At times, such investments may be in excess of FDIC insurance limits. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

### Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of ASC 740 "Income Taxes". Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. As of March 31, 2023, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.
The Company recognizes interest and penalties related to uncertain income tax positions in other expense. No interest and penalties related to uncertain income tax positions were recorded for the period ended March 31, 2023. As of March 31, 2023, tax year 2023 remains open for IRS audit.

**Use of Estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Note C – Commitments and Contingencies**

**Contingencies**

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

**Note D – Going Concern**

The accompanying financial statements have been prepared assuming the continuation of the Company as a going concern. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and is dependent on debt and equity financing to fund its operations. The accompanying financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on borrowings from related party to fund operating expenses. In light of management's efforts, there are no assurances that the Company will be successful in any of its endeavors or become financially viable and continue as a going concern. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

**Note E – Subsequent Events**

Management has evaluated subsequent events through May 12, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements